Exhibit 99.3

Execution Version

DHX MEDIA LTD.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

SPECIAL WARRANT INDENTURE

Providing for the Issue of Special Warrants

May 31, 2017

TABLE OF CONTENTS

Article 1 INTERPRETATION		2

1.1	Definitions	2
1.2	Headings	8
1.3	Gender	8
1.4	Weekends and Holidays	8
1.5	Meaning of “Outstanding”	8
1.6	Time	8
1.7	Applicable Law	8
1.8	Severability	8
1.9	Currency	9
1.10	Conflicts	9
1.11	Schedules	9

Article 2 ISSUE AND PURCHASE OF SPECIAL WARRANTS		9

2.1	Creation, Form and Terms of Special Warrants	9
2.2	Form of Warrants, Certificated Warrants	9
2.3	Book Entry Only Warrants	10
2.4	Special Warrant Certificate	12
2.5	Transferability and Ownership of Special Warrants	14
2.6	Special Warrantholders Not Shareholders	17
2.7	Signing of Special Warrants	17
2.8	Countersigning	18
2.9	Loss, Mutilation, Destruction or Theft of Special Warrants	18
2.10	Exchange of Special Warrants	19
2.11	Ranking	19
2.12	Purchase of Special Warrants for Cancellation	19
2.13	Cancellation of Surrendered Special Warrants	19

Article 3 COVENANTS OF THE CORPORATION		20

3.1	To Issue Special Warrants and Create Convertible Debentures	20
3.2	To Execute Further Assurances	20
3.3	To Carry On Business	20
3.4	Reporting Issuer	21
3.5	No Breach of Constating Documents	21
3.6	Filing Prospectus and Related Matters	21
3.7	Notices to Special Warrant Agent	21
3.8	Securities Qualification Requirements	21
3.9	Maintain Listing	21
3.10	Satisfy Covenants	22
3.11	Performance of Covenants by Special Warrant Agent	22
3.12	Special Warrant Agent’s Remuneration and Expenses	22
3.13	Trust for Special Warrantholders’ Benefit	22
3.14	Payment of Commissions	22
3.15	Contractual Right of Rescission	23

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Article 4 EXERCISE AND CANCELLATION OF SPECIAL WARRANTS		24

4.1	Notice of Deemed Exercise to Special Warrantholders	24
4.2	Deemed Exercise of Special Warrants	24
4.3	Effect of Exercise of Special Warrants	24
4.4	Special Warrants Void After Exercise Time	25
4.5	Accounting and Recording	25
4.6	Legending of Special Warrants	25

Article 5 MEETINGS OF SPECIAL WARRANTHOLDERS		26

5.1	Definitions	26
5.2	Convening Meetings	26
5.3	Place of Meeting	26
5.4	Notice	27
5.5	Persons Entitled to Attend	27
5.6	Quorum	27
5.7	Chairman	27
5.8	Power to Adjourn	27
5.9	Adjourned Meeting	28
5.10	Show of Hands	28
5.11	Poll	28
5.12	Regulations	28
5.13	Powers of Special Warrantholders	29
5.14	Powers Cumulative	30
5.15	Minutes of Meetings	31
5.16	Written Resolutions	31
5.17	Binding Effect	31
5.18	Holdings by the Corporation or Subsidiaries of the Corporation Disregarded	31
5.19	Corporation, Special Warrant Agent and Underwriters May be Represented	31

Article 6 SUPPLEMENTAL INDENTURES, MERGER, SUCCESSORS		32

6.1	Provision for Supplemental Indentures for Certain Purposes	32
6.2	Corporation May Consolidate, etc. on Certain Terms	33
6.3	Successor Body Corporate Substituted	33

Article 7 CONCERNING THE SPECIAL WARRANT AGENT		34

7.1	Duties of Special Warrant Agent	34
7.2	Action by Special Warrant Agent	34
7.3	Certificate of the Corporation	34
7.4	Special Warrant Agent May Employ Experts	35
7.5	Resignation and Replacement of Special Warrant Agent	35
7.6	Indenture Legislation	36
7.7	Notice	36
7.8	Use of Proceeds	36
7.9	No Inquiries	37
7.10	Actions by Special Warrant Agent to Protect Interest	37
7.11	Special Warrant Agent Not Required to Give Security	37
7.12	No Conflict of Interest	37

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7.13	Special Warrant Agent Not Ordinarily Bound	38
7.14	Special Warrant Agent May Deal in Instruments	38
7.15	Recitals or Statements of Fact Made by Corporation	38
7.16	Special Warrant Agent’s Discretion Absolute	38
7.17	No Representations as to Validity	38
7.18	Acceptance of Trusts	39
7.19	Special Warrant Agent’s Authority to Carry on Business	39
7.20	Indemnification of Special Warrant Agent	39
7.21	Performance of Covenants by Special Warrant Agent	40
7.22	Third Party Interests	40
7.23	Not Bound to Act	40
7.24	Not Appointed Receiver	41

Article 8 NOTICES		41

8.1	Notice to Corporation, Special Warrant Agent and Underwriters	41
8.2	Notice to Special Warrantholders	43

Article 9 POWER OF BOARD OF DIRECTORS		43

9.1	Board of Directors	43

Article 10 MISCELLANEOUS PROVISIONS		44

10.1	Further Assurances	44
10.2	Unenforceable Terms	44
10.3	No Waiver	44
10.4	Waiver of Default	44
10.5	Immunity of Shareholders	45
10.6	Limitation of Liability	45
10.7	Suits by Special Warrantholders	45
10.8	Force Majeure	46
10.9	U.S. Securities and Exchange Commission Certification	46
10.10	Privacy Matters	46
10.11	Enurement	47
10.12	Counterparts and Formal Date	47
10.13	Satisfaction and Discharge of Special Warrant Indenture	47
10.14	Provisions of Special Warrant Indenture and Special Warrants for the Sole Benefit of Parties and Special Warrantholders	48
10.15	Further Assurances	48
10.16	Formal Date and Effective Date	48

Schedule “A” FORM OF SPECIAL WARRANT CERTIFICATE		A-1

Schedule “B” NOTICE		B-1

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SPECIAL WARRANT INDENTURE

THIS SPECIAL WARRANT INDENTURE made as of May 31, 2017.

BETWEEN:

DHX MEDIA LTD., a corporation existing under the federal laws of Canada

(the “Corporation”)

OF THE FIRST PART

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada

(the “Special Warrant Agent”)

OF THE SECOND PART

WHEREAS, pursuant to the terms of the Underwriting Agreement, the Corporation sold an aggregate of 140,000 Subscription Receipts at the purchase price of $1,000 per Subscription Receipt;

AND WHEREAS the Subscription Receipts were duly and validly created and issued pursuant to the terms of a subscription receipt agreement (the “Subscription Receipt Agreement”) entered into between the Corporation, Canaccord Genuity Corp., RBC Dominion Securities Inc. and the Special Warrant Agent, as agent for the Subscription Receipts;

AND WHEREAS each Subscription Receipt is convertible into a Special Warrant, on a “one-for-one” basis upon satisfaction of the Release Condition on or before the Termination Date;

AND WHEREAS each Special Warrant shall entitle the holder thereof to acquire, upon the deemed exercise thereof, $1,000 principal amount of Convertible Debentures without the payment of additional consideration;

AND WHEREAS the Corporation is authorized to create and issue the Special Warrants;

AND WHEREAS the Corporation represents to the Special Warrant Agent that all necessary resolutions of the directors of the Corporation have been or will be duly enacted, passed or confirmed and all other proceedings taken and conditions complied with to authorize the execution and delivery of this Special Warrant Indenture and the execution and issue of the Special Warrants and to make the same legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation; and

AND WHEREAS the Special Warrant Agent has been appointed by the Corporation and has agreed to act as agent on behalf of the Special Warrantholders on the terms and conditions set forth herein.

NOW THEREFORE THIS SPECIAL WARRANT INDENTURE WITNESSETH THAT, in consideration of the premises and in further consideration of the mutual covenants herein set forth, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Special Warrant Indenture, unless there is something in the subject matter or context inconsistent therewith, the following words have the respective meaning indicated below:

(a)	“1933 Act” means the United States Securities Act of 1933, as amended;

(b)	“AcquireCo” means DHX SSP Holdings LLC, an indirect wholly-owned subsidiary of the Corporation;

(c)	“Acquisition” means, collectively, the acquisition by AcquireCo of (a) all of the issued and outstanding membership interests of IBGNYC LLC, IBGSCREEN, LLC and Shortcake IP Holdings LLC, each a limited liability company organized under the laws of the State of Delaware, and (b) 80% of the issued and outstanding common units of Peanuts Holding LLC, a limited liability company organized under the laws of the State of Delaware, pursuant to the Acquisition Agreements;

(d)	“Acquisition Agreements” means, collectively, (i) that certain membership interest purchase agreement dated as of May 9, 2017 between Icon NY Holdings LLC, IBG Borrower LLC, Iconix Brand Group, Inc., the Corporation and AcquireCo, and (ii) that certain membership interest purchase agreement dated as of May 9, 2017 between IBG Borrower LLC, Iconix Brand Group, Inc., the Corporation and AcquireCo;

(e)	“Acquisition Closing” means the closing of the Acquisition;

(f)	“Authenticated” means (a) with respect to the issuance of a Special Warrant Certificate, one which has been duly signed by the Corporation and authenticated by manual signature of an authorized officer of the Special Warrant Agent, (b) with respect to the issuance of an Uncertificated Special Warrant, one in respect of which the Special Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Special Warrant are entered in the register of holders of Warrants, and “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

(g)	“Book Entry Only Participants” means institutions that participate directly or indirectly in the Depository’s book entry registration system for the Special Warrants;

(h)	“Book Entry Only Warrants” means Special Warrants that are to be held only by or on behalf of the Depository;

(i)	“Business Day” means a day (other than a Saturday, Sunday, civic or statutory holiday) on which Canadian chartered banks are open for the transaction of regular business in the City of Toronto, Ontario and the City of Halifax, Nova Scotia;

(j)	“CDS Global Warrants” means Special Warrants representing all or a portion of the aggregate number of Special Warrants issued in the name of the Depository represented by an Uncertificated Special Warrant, or if requested by the Depository or the Corporation, by a Special Warrant Certificate;

(k)	“Closing” means the closing on the Closing Date of the transaction of purchase and sale in respect of the Subscription Receipts as contemplated in the Underwriting Agreement and the subscription agreements;

(l)	“Closing Date” means May 31, 2017 or such other date as the Underwriters and the Corporation agree for the Closing of the Offering;

(m)	“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time as determined by the Corporation and the Underwriters;

(n)	“Common Voting Shares” means the common voting shares of the Corporation listed on the TSX under the symbol “DHX.B”;

(o)	“Convertible Debentureholder” means the registered holder from time to time of an outstanding Convertible Debenture;

(p)	“Convertible Debentures” means the 5.875% senior unsecured convertible debentures of the Corporation to be created and issued pursuant to the Convertible Debenture Indenture;

(q)	“Convertible Debenture Indenture” means a convertible debenture indenture dated the date hereof and executed concurrently with this Agreement among the Corporation and the Convertible Debenture Trustee pursuant to which the Convertible Debentures will be created and issued upon exercise of the Special Warrants;

(r)	“Convertible Debenture Trustee” means the convertible debenture trustee under the Convertible Debenture Indenture, initially being Computershare Trust Company of Canada, in its capacity as convertible debenture trustee;

(s)	“Corporation” means DHX Media Ltd., a corporation existing under the federal laws of Canada;

(t)	“Corporation’s auditors” means the firm of accountants appointed by the shareholders of the Corporation and serving as the auditors of the Corporation at the relevant time;

(u)	“Counsel” means a barrister or solicitor or firm of barristers and solicitors retained by the Special Warrant Agent, Corporation (who may be counsel to the Corporation), or Special Warrantholders;

(v)	“Deemed Exercise Date” means the earlier of:

(i)	the third Business Day after the Qualification Date, if the Qualification Date is on or after the date of the Acquisition Closing;

(ii)	the Release Date, if the Qualification Date is prior to the date of the Acquisition Closing; and

(iii)	October 1, 2017, being the date that is four months and one day following the Closing Date;

(w)	“Deemed Exercise Time” means 5:00 p.m. (Toronto time) on the Deemed Exercise Date;

(x)	“Depository” means CDS Clearing and Depository Services Inc. or such other person as is designated in writing by the Corporation to act as depository in respect of the Special Warrants;

(y)	“Designated Provinces” means the ten (10) provinces of Canada, being Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island, Quebec and Saskatchewan;

(z)	“director” means a director of the Corporation for the time being and, unless otherwise specified herein, a reference to an action by the directors means an action by the directors of the Corporation as a board or, whenever duly empowered, action by a committee of such board;

(aa)	“Exercise Notice” has the meaning ascribed thereto in subsection 3.7;

(bb)	“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, commissioner, tribunal, board, bureau, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, or (d) a stock exchange, automated quotation system, self-regulatory authority or securities regulatory authority;

(cc)	“Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Special Warrant Agent’s internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Special Warrant Agent, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

(dd)	“Law” or “Laws” means all federal, state and provincial codes, conventions, laws, ordinances, policies, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more parties to this Agreement, means such Laws as are applicable to such party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the party or parties or its or their business, undertaking, property or securities;

(ee)	“Lead Underwriters” means Canaccord Genuity Corp. and RBC Dominion Securities Inc.;

(ff)	“NASDAQ” means the NASDAQ Stock Market;

(gg)	“Offering” has the meaning set out in the Subscription Receipt Agreement;

(hh)	“Officer’s Certificate” means a certificate signed by a senior officer of the Corporation;

(ii)	“Prospectus” means a (final) short form prospectus in the Designated Provinces relating to the distribution of the Convertible Debentures and the Shares issuable upon the conversion of the Convertible Debentures or otherwise issuable under the terms and conditions of the Convertible Debenture Indenture;

(jj)	“Prospectus Supplement” means a prospectus supplement to the Corporation’s base shelf prospectus dated July 2, 2015, if available, relating to the distribution of the Convertible Debentures and the Shares issuable upon the conversion of the Convertible Debentures or otherwise issuable under the terms and conditions of the Convertible Debenture Indenture;

(kk)	“Qualification Date” means (i) the date of the final receipt for the Prospectus qualifying the distribution in the Designated Provinces of the Convertible Debentures and the Shares issuable upon the conversion of the Convertible Debentures or otherwise issuable under the terms and conditions of the Convertible Debenture Indenture, or (ii) the date that the Prospectus Supplement is filed with the Nova Scotia Securities Commission, on its own behalf and on behalf of each of the other Securities Regulators;

(ll)	“Release Condition” has the meaning set out in the Subscription Receipt Agreement;

(mm)	“Release Date” has the meaning ascribed to it in the Subscription Receipt Agreement;

(nn)	“Release Time” has the meaning ascribed to it in the Subscription Receipt Agreement;

(oo)	“Securities Regulators” means, collectively, the securities commissions or other applicable securities regulatory authorities of each of the Designated Provinces;

(pp)	“Shares” means the Variable Voting Shares and the Common Voting Shares;

(qq)	“Special Warrant” means a special warrant of the Corporation created by the Corporation and issued and Authenticated hereunder entitling the holder thereof to acquire $1,000 principal amount of Convertible Debentures upon the deemed exercise thereof, in accordance with this Special Warrant Indenture, without payment of additional consideration or further action on the part of the holder of Special Warrants;

(rr)	“Special Warrant Agent” means the special warrant agent under this Special Warrant Indenture, initially being Computershare Trust Company of Canada, in its capacity as special warrant agent hereunder;

(ss)	“Special Warrant Certificate” means a certificate evidencing one or more Special Warrants issuable hereunder, substantially in the form attached hereto as Schedule “A”;

(tt)	“Special Warrant Indenture”, “herein”, “hereto”, “hereunder”, “hereof”, “hereby” and similar expressions mean or refer to this Special Warrant Indenture and not to any particular Article, Section, paragraph, clause, subdivision or portion hereof and include any indenture, deed or instrument supplemental or ancillary hereto; and the expressions “Article”, “Section” and “paragraph” followed by a number mean and refer to the specified Article, Section or paragraph of this Special Warrant Indenture;

(uu)	“Special Warrantholder” means the registered holder from time to time of an outstanding Special Warrant;

(vv)	“Stock Exchanges” means, collectively, the TSX and the NASDAQ;

(ww)	“Subscription Price” means $1,000.00 per Subscription Receipt;

(xx)	“Subscription Receipt Agent” has the meaning set out in the Subscription Receipt Agreement;

(yy)	“Subscription Receipt Agreement” has the meaning set out in the recitals hereto;

(zz)	“Subscription Receipts” means the subscription receipts of the Corporation issued and certified under the Subscription Receipt Agreement;

(aaa)	“Subsidiary of the Corporation” means a corporation of which voting securities carrying a majority of the votes attached to all outstanding voting securities of the Corporation are owned, directly or indirectly, by the Corporation or by one or more subsidiaries of the Corporation, or by the Corporation and one or more subsidiaries of the Corporation, and, as used in this definition, voting securities means securities, other than debt securities, carrying a voting right to elect directors either under all circumstances or under some circumstances that may have occurred and are continuing;

(bbb)	“Termination Date” has the meaning set out in the Subscription Receipt Agreement;

(ccc)	“Trading Day” means a day on which the Stock Exchanges (or such other exchange on which the Shares are listed and which forms the primary trading market for such shares) are open for trading, and if the Shares are not listed on a stock exchange, a day on which an over-the-counter market where such shares are traded is open for business;

(ddd)	“TSX” means the Toronto Stock Exchange;

(eee)	“Uncertificated Special Warrant” means any Special Warrant which is not represented by a Special Warrant Certificate;

(fff)	“Underwriters” means, collectively, the Lead Underwriters and National Bank Financial Inc., Scotia Capital Inc., CIBC World Markets Inc. and Echelon Wealth Partners Inc.;

(ggg)	“Underwriting Agreement” means the underwriting agreement dated May 31, 2017 between the Corporation and the Underwriters in respect of the Offering;

(hhh)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(iii)	“Variable Voting Shares” means the variable voting shares of the Corporation listed on the TSX under the symbol “DHX.A” and NASDAQ under the symbol “DHXM”; and

(jjj)	“written direction of the Corporation” and “certificate of the Corporation” and any other document required to be signed by the Corporation, means, respectively, a written direction, request, consent, certificate or other document signed in the name of the Corporation by any officer or director and may consist of one or more instruments so executed.

1.2	Headings

The division of this Special Warrant Indenture into Articles, Sections or other subdivisions, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Special Warrant Indenture or the Special Warrants.

1.3	Gender

Words importing the singular number also include the plural and vice versa and words importing the masculine gender include the feminine gender.

1.4	Weekends and Holidays

If the date for the taking of any action under this Special Warrant Indenture expires on a day which is not a Business Day, such action may be taken on the next succeeding Business Day with the same force and effect as if taken within the period for the taking of such action.

1.5	Meaning of “Outstanding”

Every Special Warrant represented by a Special Warrant Certificate countersigned by the Special Warrant Agent or Uncertificated Special Warrant that has been Authenticated and delivered to the holder thereof is deemed to be outstanding until it is cancelled or delivered to the Special Warrant Agent for cancellation or until the Deemed Exercise Time. Where a new Special Warrant Certificate has been issued pursuant to Section 2.9 to replace one which has been mutilated, lost, stolen or destroyed, the Special Warrants represented by only one of such Special Warrant Certificates are counted for the purpose of determining the aggregate number of Special Warrants outstanding.

1.6	Time

Time is of the essence hereof and of each Special Warrant Certificate.

1.7	Applicable Law

This Special Warrant Indenture and each Special Warrant Certificate are subject to and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.8	Severability

Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under Law. In the event that any provision hereof shall be determined to be invalid, illegal or unenforceable in any respect under Law the validity, legality and enforceability of the remainder of such provision and any other provision hereof shall not be affected or impaired thereby.

1.9	Currency

All references to currency herein are to Canadian dollars unless otherwise indicated.

1.10	Conflicts

In the event of any conflict or inconsistency between the provisions of this Special Warrant Indenture and the Special Warrant Certificates, the provisions of this Special Warrant Indenture will govern.

1.11	Schedules

The attached Schedule “A” and Schedule “B” are incorporated into and form part of this Special Warrant Indenture.

Article 2
ISSUE AND PURCHASE OF SPECIAL WARRANTS

2.1	Creation, Form and Terms of Special Warrants

(a)	The Corporation hereby creates and authorizes for issuance 140,000 Special Warrants.

(b)	The Special Warrants will be issued at the Release Time on the Release Date upon the automatic conversion of the Subscription Receipts in accordance with the Subscription Receipt Agreement to the holders of the Subscription Receipts on a “one-for-one” basis.

(c)	The Special Warrants shall be executed by the Corporation and certified by, or on behalf of, the Special Warrant Agent upon the written order of the Corporation and delivered by the Special Warrant Agent to the Corporation in accordance with the written direction of the Corporation.

(d)	Each Special Warrant shall entitle the holder thereof to acquire, upon the deemed exercise thereof, $1,000 principal amount of Convertible Debentures without the payment of additional consideration; and

(e)	Subject to the provisions hereof, the Special Warrants issued under this Special Warrant Indenture are limited in the aggregate to 140,000 Special Warrants.

2.2	Form of Warrants, Certificated Warrants

The Special Warrants may be issued in both certificated and uncertificated form. All Special Warrants issued in certificated form shall be evidenced by a Special Warrant Certificate (including all replacements issued in accordance with this Special Warrant Indenture), substantially in the form set out in Schedule “A” hereto, which shall be dated as of the Release Date, shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Special Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. All Special Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the register of Special Warrantholders to be maintained by the Special Warrant Agent.

2.3	Book Entry Only Warrants

(a)	Registration of beneficial interests in and transfers of Special Warrants held by the Depository shall be made only through the book entry registration system and no Special Warrant Certificates shall be issued in respect of such Special Warrants except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by the Depository, as determined by the Corporation, from time to time. Except as provided herein, owners of beneficial interests in any CDS Global Warrants shall not be entitled to have Special Warrants registered in their names and shall not receive or be entitled to receive Special Warrants in definitive form or to have their names appear in the register. Notwithstanding any terms set out herein, Special Warrants having any legend set forth in Section 2.4(g) herein and held in the name of the Depository may only be held in the form of Uncertificated Special Warrants with the prior consent of the Special Warrant Agent and in accordance with the Internal Procedures of the Special Warrant Agent.

(b)	Notwithstanding any other provision in this Special Warrant Indenture, no CDS Global Warrants may be exchanged for Special Warrants registered, and no transfer of any CDS Global Warrants may be registered in the name of any person other than the Depository for such CDS Global Warrants or a nominee thereof unless:

(i)	the Depository notifies the Corporation that it is unwilling or unable to continue to act as depository in connection with the Book Entry Only Warrants and the Corporation is unable to locate a qualified successor;

(ii)	the Corporation determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Global Warrants and the Corporation is unable to locate a qualified successor;

(iii)	the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable to locate a qualified successor;

(iv)	the Corporation determines that the Special Warrants shall no longer be held as Book Entry Only Warrants through the Depository;

(v)	such right is required by Law, as determined by the Corporation and the Corporation’s Counsel;

(vi)	the Special Warrant is to be Authenticated to or for the account or benefit of a person in the United States; or

(vii)	such registration is effected in accordance with the internal procedures of the Depository and the Special Warrant Agent;

following which, Special Warrants for those holders requesting the same shall be registered and issued to the beneficial owners of such Special Warrants or their nominees as directed by the holder. The Corporation shall provide an Officer’s Certificate giving notice to the Special Warrant Agent of the occurrence of any event outlined in this Section.

(c)	Every Special Warrant that is Authenticated upon registration or transfer of a CDS Global Warrant, or in exchange for or in lieu of a CDS Global Warrant or any portion thereof, shall be Authenticated in the form of, and shall be, a CDS Global Warrant, unless such Special Warrant is registered in the name of a person other than the Depository for such CDS Global Warrant or a nominee thereof.

(d)	Notwithstanding anything to the contrary in this Special Warrant Indenture, a CDS Global Warrant will be issued as an Uncertificated Special Warrant, unless otherwise requested in writing by the Depository or the Corporation.

(e)	The rights of beneficial owners of Special Warrants who hold securities entitlements in respect of the Special Warrants through the book entry registration system shall be limited to those established by Law and agreements between the Depository and the Book Entry Only Participants and between such Book Entry Only Participants and the beneficial owners of Special Warrants who hold securities entitlements in respect of the Special Warrants through the book entry registration system, and such rights must be exercised through a Book Entry Only Participant in accordance with the rules and procedures of the Depository.

(f)	Notwithstanding anything herein to the contrary, neither the Corporation nor the Special Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(i)	the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Special Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Special Warrant represented by an electronic position in the book entry registration system (other than the Depository or its nominee);

(ii)	maintaining, supervising or reviewing any records of the Depository or any Book Entry Only Participant relating to any such interest; or

(iii)	any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Only Participant.

(g)	The Corporation may terminate the application of this Section in its sole discretion in which case all Special Warrants shall be evidenced by Special Warrant Certificates registered in the name of a person other than the Depository.

2.4	Special Warrant Certificate

(a)	For Special Warrants issued in certificated form, the form of certificate representing Special Warrants shall be substantially as set out in Schedule “A” hereto or such other form as is authorized from time to time by the Special Warrant Agent. Each Special Warrant Certificate shall be Authenticated manually on behalf of the Special Warrant Agent. Each Special Warrant Certificate shall be signed by at least one duly authorized signatory of the Corporation, whose signature shall appear on the Special Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Corporation as if it had been signed manually. Any Special Warrant Certificate which has two signatures as hereinbefore provided shall be valid, and the Special Warrantholder entitled to the benefits, notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Special Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Corporation, with the approval of the Special Warrant Agent, may determine.

(b)	The Special Warrant Agent shall Authenticate Uncertificated Special Warrants (whether upon original issuance, exchange, registration of transfer, partial payment or otherwise) by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Special Warrants under this Special Warrant Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Special Warrant has been duly issued hereunder and that the holder or holders are entitled to the benefits of this Special Warrant Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Special Warrants with respect to which this Special Warrant Indenture requires the Special Warrant Agent to maintain records or accounts. In case of differences between the register at any time and any other time the register at the later time shall be controlling, absent manifest error and such Uncertificated Special Warrants are binding on the Corporation.

(c)	No Special Warrant shall be considered issued and shall be valid or obligatory or shall entitle the holder thereof to the benefits of this Special Warrant Indenture until it has been Authenticated by the Special Warrant Agent.

(d)	No Special Warrant Certificate shall be considered issued and Authenticated or, if Authenticated, shall be obligatory or shall entitle the holder thereof to the benefits of this Special Warrant Indenture, until it has been Authenticated by manual signature by or on behalf of the Special Warrant Agent. Such Authentication on any such Special Warrant Certificate shall be conclusive evidence that such Special Warrant Certificate is duly Authenticated and is valid and a binding obligation of the Corporation and that the holder is entitled to the benefits of this Special Warrant Indenture.

(e)	No Uncertificated Special Warrant shall be considered issued and shall be obligatory or shall entitle the holder thereof to the benefits of this Special Warrant Indenture, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Special Warrant. Such entry on the register of the particulars of an Uncertificated Special Warrant shall be conclusive evidence that such Uncertificated Special Warrant is a valid and binding obligation of the Corporation and that the holder is entitled to the benefits of this Special Warrant Indenture.

(f)	The Authentication by the Special Warrant Agent of any Special Warrants whether by way of entry on the register or otherwise shall not be construed as a representation or warranty by the Special Warrant Agent as to the validity of this Special Warrant Indenture or such Special Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Special Warrant Indenture and the Special Warrant Agent shall in no respect be liable or answerable for the use made of the Special Warrants or any of them or the proceeds thereof. Authentication by the Special Warrant Agent shall be conclusive evidence as against the Corporation that the Special Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Special Warrant Indenture.

(g)	Each CDS Global Warrant originally issued in Canada and held by the Depository, and each CDS Global Warrant issued in exchange therefor or in substitution thereof shall bear or be deemed to bear the following legend or such variations thereof as the Corporation may prescribe from time to time:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO DHX MEDIA LTD. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS, OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS, HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.”

2.5	Transferability and Ownership of Special Warrants

(a)	The Corporation hereby appoints the Special Warrant Agent as registrar of the Special Warrants and shall cause the Special Warrant Agent to keep at its Toronto office set forth in Section 8.1(b) a register in which the Special Warrant Agent shall enter the names and addresses of the Special Warrantholders, and the number of Special Warrants, and other particulars, prescribed by law, of the Special Warrants held by them, together with a record of transfers in which particulars of all transfers of Special Warrants will be recorded. The Special Warrant Agent shall cause the register to be open at all reasonable times for inspection by the Corporation, the Underwriters and any Special Warrantholder and upon payment to the Special Warrant Agent of its reasonable fees. Any Special Warrantholder exercising such right of inspection shall first provide an affidavit in form satisfactory to the Corporation and the Special Warrant Agent stating the name and address of the Special Warrantholder and agreeing not to use the information therein except in connection with (i) an effort to call a meeting of Special Warrantholders or to influence the voting of Special Warrantholders at any meeting of Special Warrantholders; (ii) an offer to acquire securities of the Corporation or (iii) any other matter relating to the affairs of the Corporation.

(b)	Once an Uncertificated Special Warrant has been Authenticated, the information set forth in the register with respect thereto at the time of Authentication may be altered, modified, amended, supplemented or otherwise changed only to reflect exercise or proper instructions to the Special Warrant Agent from the holder as provided herein, except that the Special Warrant Agent may act unilaterally to make purely administrative changes internal to the Special Warrant Agent and changes to correct errors. Each person who becomes a holder of an Uncertificated Special Warrant, by his, her or its acquisition thereof shall be deemed to have irrevocably (i) consented to the foregoing authority of the Special Warrant Agent to make such minor error corrections and (ii) agreed to pay to the Special Warrant Agent, promptly upon written demand, the full amount of all loss and expense (including without limitation reasonable legal fees of the Corporation and the Special Warrant Agent plus interest, at an appropriate then prevailing rate of interest to the Special Warrant Agent), sustained by the Corporation or the Special Warrant Agent as a proximate result of such error if but only if and only to the extent that such present or former holder realized any benefit as a result of such error and could reasonably have prevented, forestalled or minimized such loss and expense by prompt reporting of the error or avoidance of accepting benefits thereof whether or not such error is or should have been timely detected and corrected by the Special Warrant Agent; provided, that no person who is a bona fide purchaser shall have any such obligation to the Corporation or to the Special Warrant Agent.

(c)	The Special Warrant Certificates may only be transferred by the Special Warrantholder (or its legal representatives or its attorney duly appointed), in accordance with Law and upon compliance with the conditions herein, on the register kept at the office of the Special Warrant Agent pursuant to Section 2.5(a) by delivering to the Special Warrant Agent’s Toronto office a duly executed Form of Transfer attached as Appendix “1” to the Special Warrant Certificate and complying with such other reasonable requirements as the Corporation and the Special Warrant Agent may prescribe and such transfer shall be duly noted on the register by the Special Warrant Agent. In the case of Uncertificated Special Warrants the Special Warrants may only be transferred, in accordance with the procedures of the Depositary under its book entry registration system. All other transfers and exchanges of beneficial interests in CDS Global Warrants to another CDS Global Warrant, the transferor of such beneficial interest must deliver to the Special Warrant Agent either (A) (1) a written order and Appendix “1” from a Participant or a beneficial holder, in each case, given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another CDS Global Warrant in an amount equal to the beneficial interest to be transferred or exchanged, and (2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase. If any beneficial interest in a CDS Global Warrant is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another CDS Global Warrant, the principal amount of Special Warrants represented by such CDS Global Warrant shall be reduced accordingly by the Special Warrant Agent or by the Depositary under its book entry registration system pursuant to Applicable Procedures to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another CDS Global Warrant such other CDS Global Warrant shall be increased accordingly in accordance with Applicable Procedures by the Trustee or by the Depositary under its book entry registration system to reflect such increase at the direction of the Corporation upon satisfaction of all requirements for transfer or exchange in beneficial interest in CDS Global Warrants contained in this Special Warrant Indenture or otherwise applicable under the 1933 Act.

(d)	Notwithstanding anything contained in this Special Warrant Indenture, in the Special Warrant Certificate or in any subscription agreements under which Special Warrants were issued and sold, the Special Warrant Agent, relying solely on the Form of Transfer or such other reasonable requirements as the Corporation and Special Warrant Agent may prescribe pursuant to Section 2.5(b) or this Section shall not register any transfer of a Special Warrant unless the transfer is made in compliance with this Section.

(e)	The Corporation shall direct the Special Warrant Agent as to matters related to the applicable hold periods and applicable securities legislation. The Special Warrant Agent shall have no obligation to ensure or verify compliance with any Law or regulatory requirements on the issue, exercise or transfer of any Special Warrants or any Convertible Debentures or other securities issuable upon the deemed exercise of any Special Warrants. The Special Warrant Agent shall be entitled to process all proffered transfers and exercises of Special Warrants upon the presumption that such transfers or exercises are permissible pursuant to all Law and regulatory requirements and the terms of this Special Warrant Indenture. The Special Warrant Agent may assume for the purposes of this Special Warrant Indenture that the address on the register of Special Warrantholders of any Special Warrantholder is the Special Warrantholder’s actual address and is also determinative of the Special Warrantholder’s residency and that the address of any transferee to whom any Special Warrants or any Convertible Debentures are to be registered, as shown on the transfer document, is the transferee’s actual address and is also determinative of the transferee’s residency.

(f)	Upon any transfer of Special Warrants in accordance with the provisions of this Special Warrant Indenture, the Corporation shall covenant and agree with the Special Warrant Agent, on behalf of the transferee holder and with the transferee holder, that the transferee holder is a permitted assignee of the transferring holder, subject to the restrictions and limitations described hereunder. Should a holder of Special Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, the Special Warrant Agent shall not be responsible for ensuring the Special Warrants or the exercise of Special Warrants is cancelled and a refund of the holder’s funds is paid back to the holder. In such cases, the holder shall seek a refund directly from the Corporation and subsequently, the Corporation shall instruct the Special Warrant Agent in writing, to cancel the Special Warrants or exercise transaction and any Convertible Debentures on the register, which may have already been issued upon the Special Warrant exercise.

(g)	A person who furnishes evidence that he is, to the reasonable satisfaction of the Special Warrant Agent:

(i)	the executor, administrator, heir or legal representative of the heirs of the estate of a deceased Special Warrantholder;

(ii)	a guardian, committee, trustee, curator or tutor representing a Special Warrantholder who is an infant, an incompetent person or a missing person; or

(iii)	a liquidator or a trustee in bankruptcy for a Special Warrantholder,

may, as hereinafter stated, by surrendering such evidence together with the Special Warrant Certificate in question to the Special Warrant Agent (by delivery or mail as set forth in Section 8.1 hereof), and subject to such reasonable requirements as the Special Warrant Agent may prescribe and all applicable securities legislation and requirements of regulatory authorities, become noted upon the register of Special Warrantholders. After receiving the surrendered Special Warrant Certificate and upon the person surrendering the Special Warrant Certificate meeting the requirements as hereinbefore set forth, the Special Warrant Agent shall forthwith give written notice thereof together with confirmation as to the identity of the person entitled to become the holder to the Corporation. Forthwith after receiving written notice from the Special Warrant Agent as aforesaid, the Corporation shall cause a new Special Warrant Certificate to be issued and sent to the new holder and the Special Warrant Agent shall alter the register of holders accordingly.

(h)	The Corporation and the Special Warrant Agent shall deem and treat the registered holder of any Special Warrant as the absolute legal and beneficial owner thereof for all purposes, free from all equities or rights of set off or counterclaim between the Corporation and any previous holder of such Special Warrant, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction, and neither the Corporation nor the Special Warrant Agent is affected by any notice to the contrary.

(i)	Subject to the provisions of this Special Warrant Indenture and Law, each Special Warrantholder is entitled to the rights and privileges attaching to the Special Warrants, and the issue of the Convertible Debentures by the Corporation on the deemed exercise of Special Warrants in accordance with the terms and conditions herein contained discharges all responsibilities of the Corporation and the Special Warrant Agent with respect to such Special Warrants and neither the Corporation nor the Special Warrant Agent is bound to inquire into the title of any such registered holder.

(j)	A reasonable charge will be levied on a presenter of a Special Warrant Certificate pursuant to this Special Warrant Indenture for the transfer of any Special Warrant. Either the Special Warrantholder or the Corporation will assume this charge.

(k)	Notwithstanding any other provision of this Section 2.5, in connection with any transfer of Special Warrants, the transferor and transferee shall comply with all reasonable requirements of the Special Warrant Agent as the Special Warrant Agent may deem necessary to secure the obligations of the transferee of such Special Warrants with respect to such transfer.

2.6	Special Warrantholders Not Shareholders

A Special Warrantholder is not deemed or regarded as a shareholder of the Corporation nor is such Special Warrantholder entitled to any right or interest except as is expressly provided in this Special Warrant Indenture and on the Special Warrant Certificates.

2.7	Signing of Special Warrants

Any one director or officer of the Corporation shall sign a Special Warrant Certificate either manually or by facsimile signature. A facsimile signature upon any Special Warrant Certificate is, for all purposes hereof, deemed to be the signature of the person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced. If a person whose signature, either manually or in facsimile, appears on a Special Warrant Certificate is not a director or officer of the Corporation at the date of this Special Warrant Indenture or at the date of the countersigning and delivery of such Special Warrant Certificate, such fact does not affect in any way the validity of the Special Warrants or the entitlement of the Special Warrantholder to the benefits of this Special Warrant Indenture or of the Special Warrant Certificate.

2.8	Countersigning

The Special Warrant Agent shall countersign Special Warrant Certificates and Authenticate Uncertificated Special Warrants upon the written direction of the Corporation. No Special Warrant Certificate shall be issued, or if issued, is valid or exercisable or entitles the holder thereof to the benefits of this Special Warrant Indenture until the Special Warrant Certificate has been manually countersigned by the Special Warrant Agent or the Uncertificated Special Warrant has been Authenticated by the Special Warrant Agent, as the case may be. The countersignature or Authentication by or on behalf of the Special Warrant Agent will be conclusive evidence as against the Corporation that the Special Warrant Certificate so countersigned or Uncertificated Special Warrant so Authenticated has been duly issued hereunder and that the holder is entitled to the benefit hereof. The countersignature by or on behalf of the Special Warrant Agent on any Special Warrant Certificate or the Authentication of any Uncertificated Special Warrant by or on behalf of the Special Warrant Agent is not to be construed as a representation or warranty by the Special Warrant Agent as to the validity of this Special Warrant Indenture or of the Special Warrants or as to the performance by the Corporation of its obligations under this Special Warrant Indenture and the Special Warrant Agent is in no way liable or answerable for the use made of the Special Warrants or the proceeds from the issuance thereof, except as specified by this Special Warrant Indenture. The countersignature or Authentication, as the case may be, by or on behalf of the Special Warrant Agent is only a representation and warranty of the Special Warrant Agent that the Special Warrant Certificate has been duly countersigned by or on behalf of the Special Warrant Agent or the Uncertificated Special Warrant has been duly Authenticated by or on behalf of the Special Warrant Agent pursuant to the provisions of this Special Warrant Indenture.

2.9	Loss, Mutilation, Destruction or Theft of Special Warrants

In case any of the Special Warrant Certificates issued and countersigned hereunder is mutilated or lost, destroyed or stolen, the Corporation, in its discretion, may issue and thereupon the Special Warrant Agent will countersign and deliver a new Special Warrant Certificate of like date and tenor in exchange for and in place of the one mutilated, lost, destroyed or stolen and upon surrender and cancellation of such mutilated Special Warrant Certificate or in lieu of and in substitution for such lost, destroyed or stolen Special Warrant Certificate and the substituted Special Warrant Certificate entitles the holder thereof to the benefits hereof and ranks equally in accordance with its terms with all other Special Warrants issued hereunder.

The Special Warrantholder applying for the issue of a new Special Warrant Certificate pursuant to this Section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and the Special Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Special Warrant Certificate so lost, destroyed or stolen as is satisfactory to the Corporation and the Special Warrant Agent in their discretion. The Corporation and the Special Warrant Agent may also, as a condition precedent to issuing a new Special Warrant Certificate, require such applicant to furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and Special Warrant Agent in their discretion, and the applicant shall pay the reasonable charges of the Corporation and the Special Warrant Agent in connection therewith.

2.10	Exchange of Special Warrants

A Special Warrantholder may at any time prior to the Deemed Exercise Time, by written instruction delivered to the Special Warrant Agent at the office of the Special Warrant Agent set forth in Section 8.1, exchange his Special Warrant Certificates for Special Warrant Certificates evidencing Special Warrants in other denominations entitling the Special Warrantholder to acquire in the aggregate the same number of Convertible Debentures to which it was entitled to acquire under the Special Warrant Certificates so surrendered, in which case the Special Warrant Agent may make a charge sufficient to reimburse it for any government fees or charges required to be paid and such reasonable fees as the Special Warrant Agent may determine for every Special Warrant Certificate issued upon exchange. The Special Warrantholder surrendering such Special Warrant Certificate shall bear such fee and charge. Payment of the charges is a condition precedent to the exchange of the Special Warrant Certificate. The Corporation shall sign and the Special Warrant Agent shall countersign all Special Warrant Certificates necessary to carry out exchanges as aforesaid.

Special Warrant Certificates exchanged for Special Warrant Certificates that bear the legends set forth in section 4.6 shall bear the same legend.

2.11	Ranking

All Special Warrants will have the same attributes and rank pari passu regardless of the date of actual issue.

2.12	Purchase of Special Warrants for Cancellation

Subject to Law, the Corporation may, at any time or from time to time, purchase all or any of the Special Warrants in the market, by private contract or otherwise, on such terms as the Corporation may determine. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the directors, such Special Warrants are then obtainable plus reasonable costs of purchase. The Special Warrant Certificates representing the Special Warrants purchased hereunder by the Corporation shall, immediately following purchase, be delivered to and cancelled by the Special Warrant Agent and no Special Warrants shall be issued in substitution therefor. In the case of Uncertificated Warrants, the Special Warrants purchased pursuant to this Section 2.12 shall be reflected accordingly on the register of the Special Warrants and in accordance with procedures prescribed by the Depository under the book entry registration system. No Special Warrants shall be issued in replacement thereof.

2.13	Cancellation of Surrendered Special Warrants

All Special Warrants Certificates surrendered pursuant to Article 4 shall be cancelled by the Special Warrant Agent and upon such circumstances all such Uncertificated Warrants shall be deemed cancelled and so noted on the register by the Special Warrant Agent.

Article 3
COVENANTS OF THE CORPORATION

So long as any Special Warrants remain outstanding, the Corporation represents, warrants, covenants and agrees with the Special Warrant Agent for the benefit of the Special Warrant Agent and Special Warrantholders as follows:

3.1	To Issue Special Warrants and Create Convertible Debentures

That it is duly authorized to create, issue and sell the Special Warrants and that the Special Warrant Certificates, when issued and countersigned by the Special Warrant Agent, and each Uncertificated Special Warrant that has been Authenticated by the Special Warrant Agent will be valid and enforceable against the Corporation in accordance with their terms and the terms of this Special Warrant Indenture and that the Corporation has authorized the creation for issuance and sale of $140,000,000 aggregate principal amount of Convertible Debentures, being that aggregate principal amount of Convertible Debentures issuable upon the deemed exercise of Special Warrants in accordance with the terms of this Special Warrant Indenture.

3.2	To Execute Further Assurances

That it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as may reasonably be required for the better accomplishing and effecting of the intentions and provisions of this Special Warrant Indenture.

3.3	To Carry On Business

That subject to the express provisions hereof the Corporation or any Subsidiary of the Corporation may cease to operate or may dispose of any business, premises, property, assets or operation if in the opinion of the directors or officers of the Corporation or any Subsidiary of the Corporation, as the case may be, it would be advisable and in the best interests of the Corporation or any Subsidiary of the Corporation, as the case may be, to do so, and, subject to the express provisions hereof, it shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, provided, however, that nothing herein contained shall prevent any winding-up or liquidation of the Corporation or any Subsidiary of the Corporation or the abandonment of any rights and franchises of the Corporation or any Subsidiary of the Corporation or any corporate reorganization, amalgamation, consolidation, merger, sale, or take-over bid or other business combination from being completed by the Corporation or any Subsidiary of the Corporation in accordance with applicable corporate and securities laws (and none of which are presently contemplated by the Corporation at the date hereof) if, in the opinion of the directors or officers of the Corporation or any Subsidiary of the Corporation, as the case may be, it is advisable and in the best interest of the Corporation or of such Subsidiary of the Corporation to do so.

3.4	Reporting Issuer

That the Corporation is presently a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador, and will use its best efforts to maintain its status in such jurisdictions and make all requisite filings under applicable Canadian securities legislation and stock exchange rules to report the exercise of the right to acquire Convertible Debentures pursuant to the deemed exercise of the Special Warrants.

3.5	No Breach of Constating Documents

That the issue and sale of the Special Warrants and the issue of the Convertible Debentures do not or will not conflict with any of the terms, conditions or provisions of the constating documents of the Corporation or the articles or resolutions of the Corporation or any trust indenture, loan agreement or any other agreement or instrument to which the Corporation or any Subsidiary of the Corporation is contractually bound as of the date of this Special Warrant Indenture.

3.6	Filing Prospectus and Related Matters

The Corporation shall, in accordance with the terms of the Underwriting Agreement, use all reasonable commercial efforts to file a Prospectus or the Prospectus Supplement.

3.7	Notices to Special Warrant Agent

That upon completion of the filing of the Prospectus or the Prospectus Supplement, as contemplated in Section 3.6, the Corporation shall forthwith, and in any event not later than the first Business Day thereafter give written notice to the Special Warrant Agent and the Lead Underwriters, on behalf of the Underwriters, of the filing of the Prospectus or the Prospectus Supplement, as applicable, and the date upon which the Special Warrants will be deemed to be exercised (the “Exercise Notice”).

3.8	Securities Qualification Requirements

That, if any instrument is required to be filed with or any permission, order or ruling is required to be obtained from the Securities Regulators or any other step is required under any federal or provincial law of the Designated Provinces before any securities or property which a Special Warrantholder is entitled to receive pursuant to the deemed exercise of a Special Warrant may properly and legally be delivered upon the deemed exercise of a Special Warrant, the Corporation covenants that it shall use its commercially reasonable efforts to make such filing, obtain such permission, order or ruling and take all such action, at its expense, as is required or appropriate in the circumstances.

3.9	Maintain Listing

That the Corporation will use its commercially reasonable efforts to both maintain the listing of the Shares which are outstanding on the Stock Exchanges and ensure that, on the Qualification Date, (i) the Convertible Debentures and the Shares issuable on the due conversion of the Convertible Debentures will be approved for listing and trading on the TSX, and (ii) the Variable Voting Shares issuable on the due conversion of the Convertible Debentures will be approved for listing and trading on the NASDAQ.

3.10	Satisfy Covenants

That the Corporation will comply with all covenants and satisfy all terms and conditions on its part to be performed and satisfied under this Special Warrant Indenture and advise the Special Warrant Agent promptly in writing of any default under the terms of this Special Warrant Indenture.

3.11	Performance of Covenants by Special Warrant Agent

If the Corporation shall fail to perform any of its covenants contained in this Special Warrant Indenture and the Corporation has not rectified such failure within 10 Business Days after receiving notice of such failure by the Special Warrant Agent, the Special Warrant Agent may notify the Special Warrantholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Special Warrantholders of such performance by it. No such performance, expenditure or advance by the Special Warrant Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

3.12	Special Warrant Agent’s Remuneration and Expenses

The Corporation will pay the Special Warrant Agent from time to time such reasonable remuneration for its services hereunder as may be agreed upon between the Corporation and the Special Warrant Agent and will pay or reimburse the Special Warrant Agent upon its request for all reasonable expenses and disbursements and advances properly incurred or made by the Special Warrant Agent in the administration or execution of the trusts hereby created (including the reasonable compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Special Warrant Agent hereunder shall be finally and fully performed, except any such expense, disbursement, or advance as may arise from the gross negligence, wilful misconduct or fraud of the Special Warrant Agent. Any amount owing hereunder and remaining unpaid after 30 Business Days from the invoice date will bear interest at the then current rate charged by the Special Warrant Agent against unpaid invoices and shall be payable upon demand. This Section shall survive the resignation of the Special Warrant Agent and/or the termination of this Special Warrant Indenture.

3.13	Trust for Special Warrantholders’ Benefit

The covenants of the Corporation to the Special Warrant Agent provided for in this Special Warrant Indenture shall be held in trust by the Special Warrant Agent for the benefit of the Special Warrantholders.

3.14	Payment of Commissions

The Corporation will not pay or give any commission or other remuneration within the meaning of Section 3(a)(9) of the 1933 Act to any person, directly or indirectly, for soliciting the exchange of the Special Warrants.

3.15	Contractual Right of Rescission

The Corporation covenants with the Special Warrant Agent to provide a right of rescission to each Special Warrantholder as hereinafter set forth, which right shall be exercisable by a Special Warrantholder directly.

The Corporation has agreed that in the event that a holder of a Special Warrant who acquires Convertible Debentures upon exercise of the Special Warrants is or becomes entitled under applicable securities laws to the remedy of rescission by reason of a misrepresentation in the Prospectus or the Prospectus Supplement filed by the Corporation in connection herewith or any amendment, qualifying the distribution of the Convertible Debentures to be issued on exercise of the Special Warrants and the Shares issuable upon conversion of the Convertible Debentures in the Designated Provinces, such holder shall be entitled, subject to available defences and any limitation period under applicable securities laws, to rescission not only of the holder’s exercise of its Special Warrants but also of the private placement transaction pursuant to which the Subscription Receipts were initially acquired (i.e. the Offering), and shall be entitled in connection with such rescission to a full refund of all consideration paid to the Corporation on the acquisition of the Subscription Receipts. In the event that such holder is a permitted assignee of the interest of the original purchaser of the Subscription Receipts, such permitted assignee shall be permitted to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was such original purchaser. The foregoing right, which is extended by the Corporation in respect of the Subscription Receipts issued by the Corporation pursuant to accepted subscriptions at the Closing Time, is in addition to any other right or remedy available to a holder of Special Warrants under applicable securities laws, or otherwise at law, and is subject to the defences and limitations described under such securities laws.

Should a holder of Special Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, and the holder’s funds which were paid on purchase of the Subscription Receipts have already been released to the Corporation by the Special Warrant Agent, in its capacity as Subscription Receipt Agent, the Special Warrant Agent shall not be responsible for ensuring the exercise is cancelled and a refund is paid back to the holder. In such cases, the holder shall seek a refund directly from the Corporation and subsequently, the Corporation, upon surrender to the Corporation or the Special Warrant Agent of any Convertible Debentures or underlying Shares that may have been issued, or such other procedure as agreed to by the parties hereto, shall instruct the Special Warrant Agent in writing, to cancel the exercise transaction and any such Convertible Debentures or underlying Shares on the register, which may have already been issued upon the Special Warrant exercise. The Special Warrant Agent shall not be under any duty or obligation to take any steps to ensure or enforce that the funds are returned pursuant to this section, nor shall the Special Warrant Agent be in any other way responsible in the event that any payment is not delivered or received pursuant to this section. Notwithstanding the foregoing, in the event that the Corporation provides the refund to the Special Warrant Agent for distribution to the holder, the Special Warrant Agent shall return such funds to the holder as soon as reasonably practicable, and in so doing, the Special Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any such funds.

Article 4
EXERCISE AND CANCELLATION OF SPECIAL WARRANTS

4.1	Notice of Deemed Exercise to Special Warrantholders

Upon receipt of written notice from the Corporation in accordance with Section 3.7, the Special Warrant Agent shall give written notice, in the form to be provided by the Corporation to the Special Warrant Agent, to each holder of a Special Warrant (in the form to be provided by the Corporation to the Special Warrant Agent) concurrently with delivery of the certificates or other evidence of ownership representing the Convertible Debentures in accordance with Section 4.2.

4.2	Deemed Exercise of Special Warrants

Special Warrants will be deemed to have been exercised immediately prior to the Deemed Exercise Time and surrendered by the Special Warrantholders without any further action on the part of the Special Warrantholders. In that event, the Special Warrant Agent shall, (i) in respect of the CDS Global Warrants, immediately deliver in uncertificated form to the Depository through the book entry registration system, the Convertible Debentures issued upon the deemed exercise of the Special Warrants and the Corporation will direct the Depository to receive the Convertible Debentures through the book entry only system; and (ii) in respect of the Special Warrant Certificates, mail within three Business Days, one or more certificates representing the Convertible Debentures issued upon the deemed exercise of the Special Warrants, registered in the name of the Special Warrantholders, to the addresses of the Special Warrantholders as specified in the register for the Special Warrants or to such address as the Corporation or Special Warrantholder may specify in writing to the Special Warrant Agent prior to the Deemed Exercise Time.

4.3	Effect of Exercise of Special Warrants

(a)	Subject to subsection (b), on the deemed exercise of a Special Warrant, the Corporation shall cause to be issued to (i) in respect of Special Warrants that are not CDS Global Warrants, the person or persons in whose name or names the Convertible Debentures so subscribed for are to be issued as specified in the Subscription Agreement, or (ii) in respect of CDS Global Warrants, the Depository, the number of Convertible Debentures to be issued to such person or persons and such person or persons shall become a Convertible Debentureholder of the Corporation in respect of the Convertible Debentures with effect from the date on which the Special Warrant is exercised and shall be entitled to delivery of certificates evidencing the Convertible Debentures, and the Corporation shall cause the certificates, or in the case of Convertible Debentures issued under the book entry registration system, any other appropriate evidence of the issuance of Convertible Debentures to be mailed by insured mail or delivered as specified to such person or persons at the address or addresses specified in the Subscription Agreement, as the case may be, within three Business Days of the date on which the Special Warrant is deemed to be exercised.

(b)	Upon any deemed exercise of the Special Warrants and issuance of Convertible Debentures, the registered holder of the Convertible Debentures so issued is deemed to have received the notice provided in Schedule “B” hereof.

4.4	Special Warrants Void After Exercise Time

After the deemed exercise of a Special Warrant as provided in this Article 4, the holder of a Special Warrant Certificate representing the Special Warrant so exercised no longer has any rights either under this Special Warrant Indenture or the Special Warrant Certificate, other than, the right to receive certificates or other evidence of ownership as provided herein representing the Convertible Debentures and the Special Warrant is void and of no value or effect.

4.5	Accounting and Recording

The Special Warrant Agent shall record the particulars of the Special Warrants exercised which include the name or names and addresses of the persons who become holders of Convertible Debentures on deemed exercise pursuant to this Article 4 and the number of Convertible Debentures issued.

4.6	Legending of Special Warrants

(a)	All Special Warrants and all securities issued in exchange therefor or in substitution thereof prior to the earlier of the Qualification Date and the date which is four months and one day following the Closing Date (and all certificates issued in exchange therefor or in substitution thereof, as applicable) will have the following legends endorsed thereon:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE OCTOBER 1, 2017.”

and, if applicable in accordance with the policies of the TSX:

“WITHOUT PRIOR WRITTEN APPROVAL OF THE TORONTO STOCK EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TORONTO STOCK EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL OCTOBER 1, 2017.”

The Special Warrant Agent shall be entitled to request any other documents that it may require in accordance with its internal policies of the removal of the legend set forth above.

Notwithstanding any other provisions of this Agreement, in processing and registering transfers of Special Warrants, no duty or responsibility whatsoever shall rest upon the Special Warrant Agent to determine the compliance by any transferor or transferee with the terms of the legend contained in this subsection 4.6, or with the relevant securities laws or regulations, and the Special Warrant Agent shall be entitled to assume that all transfers are legal and proper.

Article 5
MEETINGS OF SPECIAL WARRANTHOLDERS

5.1	Definitions

In this Article 5 or otherwise in this Special Warrant Indenture:

(a)	“Adjourned Meeting” means a meeting adjourned in accordance with Section 5.8;

(b)	“Extraordinary Resolution” means a resolution proposed to be passed as an extraordinary resolution at a Meeting duly convened for that purpose and held in accordance with the provisions of this Article 5, and carried by not less than 66 2/3% of the votes cast on such resolution; and

(c)	“Meeting” means a meeting of the Special Warrantholders in respect of any resolution including an Extraordinary Resolution.

5.2	Convening Meetings

The Special Warrant Agent or the Corporation may convene a Meeting at any time at the expense of the Corporation. Upon receipt of a written requisition signed in one or more counterparts by Special Warrantholders holding not less than 25% of the aggregate number of the then outstanding Special Warrants, the Special Warrant Agent or the Corporation shall convene a Meeting, provided that, in the case of the Special Warrant Agent, it has been indemnified and funded to its reasonable satisfaction by the Corporation or the Special Warrantholders for the costs of convening and holding a Meeting. If the Special Warrant Agent or the Corporation fails to convene the Meeting within 15 Business Days after being duly requisitioned to do so and indemnified and funded as aforesaid, the Special Warrantholders holding not less than 25% of the aggregate number of the then outstanding Special Warrants may themselves convene a Meeting, the notice for which must be signed by a person that those Special Warrantholders specify, provided that the Special Warrant Agent and Corporation receive notice of the Meeting in accordance with Section 5.4. A written requisition must state, generally, the reason for the Meeting and business to be transacted at the Meeting.

5.3	Place of Meeting

Every Meeting must be held in Toronto, Ontario or at such other place that the Special Warrant Agent and Corporation approve, at a location specified by the Corporation.

5.4	Notice

The Special Warrant Agent or the Corporation, as the case may be, shall give written notice of each Meeting to each Special Warrantholder, the Special Warrant Agent (unless the Meeting has been called by the Special Warrant Agent) and the Corporation (unless the Meeting has been called by the Corporation) in the manner specified in Article 8 at least 10 calendar days before the date of the Meeting. The Special Warrant Agent shall give written notice of each Adjourned Meeting to each Special Warrantholder in the manner specified in Article 8 at least seven calendar days before the date of the Adjourned Meeting. The notice for a Meeting must state the time and place of the Meeting and, generally, the reason for the Meeting and the business to be transacted at the Meeting, together with such additional information as may be required to sufficiently inform the Special Warrantholders regarding the business to be transacted at the Meeting. The notice for an Adjourned Meeting must state the time and place of the Adjourned Meeting but need not specify the business to be transacted at an Adjourned Meeting. The accidental omission by the Special Warrant Agent or the Corporation, as the case may be, to give notice of a Meeting or an Adjourned Meeting to a Special Warrantholder does not invalidate a resolution passed at a Meeting or Adjourned Meeting.

5.5	Persons Entitled to Attend

The Corporation may and the Special Warrant Agent shall, each by its authorized representatives including directors, officers, employees, and agents, attend every Meeting and Adjourned Meeting but neither the Corporation nor the Special Warrant Agent has the right to vote unless they are acting in their capacity as a Special Warrantholder or a proxy for a Special Warrantholder. The legal advisors of the Corporation, the Special Warrant Agent, and any Special Warrantholders, respectively, may also attend a Meeting or Adjourned Meeting but do not have the right to vote, unless they have the right to vote as a Special Warrantholder.

5.6	Quorum

Subject to the provisions of Section 5.18, a quorum for a Meeting shall consist of two or more persons present in person and owning or representing by proxy, not less than 25% of the aggregate number of the then outstanding Special Warrants.

5.7	Chairman

The Special Warrant Agent shall nominate a natural person as the chairman of a Meeting or Adjourned Meeting. If the person so nominated is not present within 15 minutes after the time set for holding the Meeting or Adjourned Meeting, the Special Warrantholders present in person or represented by proxy shall choose one of their number to be chairman. The chairman may vote any Special Warrants for which he or she is the registered holder.

5.8	Power to Adjourn

The chairman of any Meeting at which a quorum of the Special Warrantholders is present may, with the consent of the Meeting, adjourn any such meeting. Notice of such adjournment will be given in accordance with Section 5.4 with such other requirements, if any, as the Meeting may prescribe.

5.9	Adjourned Meeting

If a quorum of the Special Warrantholders shall not be present within 30 minutes from the time fixed for holding any Meeting, the Meeting, if summoned by the Special Warrantholders or on a Special Warrantholders’ request, shall be dissolved; but in any other case the Meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at a place determined in accordance with Section 5.3, and at a time specified by the chairman and no notice of the adjournment need be given. Any business may be brought before or dealt with at an Adjourned Meeting which might have been dealt with at the original Meeting in accordance with the notice calling the same. No business shall be transacted at any Meeting unless a quorum is present at the commencement of the Meeting. At the Adjourned Meeting the Special Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the Meeting was originally convened, notwithstanding that they may not hold at least 25% of the aggregate number of the then outstanding Special Warrants.

5.10	Show of Hands

Subject to a poll and except as otherwise required herein, every question submitted to a Meeting or Adjourned Meeting, except an Extraordinary Resolution, shall be decided, in the first instance, by the majority of votes in a show of hands. If the vote is tied, the chairman does not have a casting vote and the motion will not be carried. On a show of hands, each Special Warrantholder present in person or represented by proxy and entitled to vote is entitled to one vote for every Special Warrant then outstanding of which such Special Warrantholder is the registered owner.

5.11	Poll

When requested by a Special Warrantholder acting in person or by the proxy representing the Special Warrantholder and holding in the aggregate at least 5% of the aggregate number of the then outstanding Special Warrants, and on every Extraordinary Resolution, the chairman of a Meeting or Adjourned Meeting shall request a poll on a question submitted to the Meeting. Except as otherwise required herein, if a question has been put to a poll, that question shall be decided by the affirmative vote of not less than a majority of the votes given on the poll. If the vote is tied, the motion shall not be carried. On a poll, each Special Warrantholder or person representing a Special Warrantholder by proxy shall be entitled to one vote for every Special Warrant of which he is the registered holder or of which the person being represented by proxy is the registered holder, as the case may be. A declaration made by the chairman that a resolution has been carried or lost is conclusive evidence thereof. In the case of joint registered Special Warrantholders, any one of them present in person or represented by proxy may vote in the absence of the other or others but when more than one of them is present in person or by proxy, they may only vote together in respect of the Special Warrants of which they are joint registered holders.

5.12	Regulations

Subject to the provisions of this Special Warrant Indenture, the Special Warrant Agent, or the Corporation with the approval of the Special Warrant Agent, may from time to time make and, thereafter, vary regulations not contrary to the provisions of this Special Warrant Indenture as it deems fit providing for and governing the following:

(a)	setting a record date for a Meeting for determining Special Warrantholders entitled to receive notice of and vote at a Meeting;

(b)	voting by proxy, the manner in which a proxy instrument must be executed, and the production of the authority of any person signing an instrument of a proxy on behalf of a Special Warrantholder;

(c)	lodging and the means of forwarding the instruments appointing proxies, and the time before a Meeting or Adjourned Meeting by which an instrument appointing a proxy must be deposited;

(d)	the form of the instrument of proxy; and

(e)	any other matter relating to the conduct of a Meeting.

A regulation so made is binding and effective and votes given in accordance with such a regulation shall be valid and counted. The Special Warrant Agent may permit Special Warrantholders to make proof of ownership in the manner the Special Warrant Agent approves.

5.13	Powers of Special Warrantholders

By Extraordinary Resolution passed pursuant to this Article 5, the Special Warrantholders may:

(a)	agree to any modification, abrogation, alteration, compromise, or arrangement of the rights of the Special Warrantholders whether arising under this Special Warrant Indenture, or otherwise at law, including the rights of the Special Warrant Agent in its capacity as agent hereunder, subject to the consent of the Special Warrant Agent, or on behalf of the Special Warrantholders against the Corporation, which has been agreed to by the Corporation;

(b)	direct and authorize the Special Warrant Agent to exercise any power, right, remedy or authority given to it by or under this Special Warrant Indenture in the manner specified in such resolution or to refrain from exercising any such power, right, remedy, or authority;

(c)	direct the Special Warrant Agent to enforce any covenant or obligation on the part of the Corporation contained in this Special Warrant Indenture or to waive any default by the Corporation in compliance with any provision of this Special Warrant Indenture either unconditionally or upon any conditions specified in such resolution;

(d)	assent to any change in or omission from the provisions contained in this Special Warrant Indenture or the Special Warrant Certificates or any ancillary or supplemental instrument which is agreed to by the Corporation, and to authorize the Special Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(e)	without limiting the generality of Sections 5.13(a) and (c), assent to an extension of time thereunder;

(f)	with the consent of the Corporation, remove the Special Warrant Agent or its successor in office and to appoint a new registrar and agent to take the place of the Special Warrant Agent so removed;

(g)	upon the Special Warrant Agent being furnished with funding and an indemnity that is, in its discretion, sufficient, require the Special Warrant Agent to enforce any covenant of the Corporation contained in this Special Warrant Indenture or the Special Warrant Certificates, or to enforce any right of the Special Warrantholders in any manner specified in such Extraordinary Resolution, or to refrain from enforcing any such covenant or right;

(h)	restrain any Special Warrantholder from instituting or continuing any suit or proceeding against the Corporation for the enforcement of a covenant on the part of the Corporation contained in this Special Warrant Indenture or any of the rights conferred upon the Special Warrantholders as set out in this Special Warrant Indenture or the Special Warrant Certificates;

(i)	direct a Special Warrantholder who, as such, has brought a suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges, and expenses reasonably and properly incurred by such Special Warrantholder in connection therewith;

(j)	subject to subsection 10.4 of this Special Warrant Indenture, waive and direct the Special Warrant Agent to waive a default by the Corporation in complying with any of the provisions of this Special Warrant Indenture or the Special Warrant Certificate either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(k)	assent to a compromise or arrangement with a creditor or creditors or a class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation; or

(l)	amend, alter, or repeal any Extraordinary Resolution previously passed pursuant to this Section 5.13.

5.14	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Special Warrant Indenture stated to be exercised by the Special Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Special Warrantholder to exercise such power or combination of powers then or thereafter from time to time.

5.15	Minutes of Meetings

The Special Warrant Agent shall make and maintain minutes and records of all resolutions and proceedings at a Meeting or Adjourned Meeting at the expense of the Corporation and shall make available those minutes and records at the office of the Special Warrant Agent for inspection by a Special Warrantholder or his authorized representative and the Underwriters at reasonable times. If signed by the chairman of the Meeting or by the chairman of the next succeeding Meeting, such minutes shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such Meeting in respect of which minutes shall have been made shall be deemed to have been duly convened and held, and all the resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

5.16	Written Resolutions

Notwithstanding the foregoing, a written resolution or instrument signed in one or more counterparts by the Special Warrantholders holding not less than a majority of the Special Warrants outstanding in the case of an ordinary resolution, or not less than 66⅔% of the Special Warrants outstanding in the case of an Extraordinary Resolution, is deemed to be the same as, and to have the same force and effect as, an ordinary resolution or Extraordinary Resolution, as the case may be, duly passed at a Meeting or Adjourned Meeting.

5.17	Binding Effect

A resolution of the Special Warrantholders passed pursuant to this Article 5 is binding upon all Special Warrantholders. Upon the passing of a Special Warrantholders’ resolution at a meeting of the Special Warrantholders, or upon the signing of a written resolution or instrument pursuant to Section 5.16 and delivery by the Corporation to the Special Warrant Agent of an original, certified or notarial copy, or copies, of such resolution as executed or passed by the Special Warrantholders, the Special Warrant Agent is entitled to and shall give effect thereto.

5.18	Holdings by the Corporation or Subsidiaries of the Corporation Disregarded

In determining whether Special Warrantholders are present at a Meeting for the purpose of determining a quorum or have concurred in any consent, waiver, resolution, Extraordinary Resolution or other action under this Special Warrant Indenture, Special Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation shall be disregarded. The Corporation will provide the Special Warrant Agent with, upon request, a certificate of the Corporation detailing their holdings and those of their subsidiaries and the various registrations.

5.19	Corporation, Special Warrant Agent and Underwriters May be Represented

The Corporation, the Special Warrant Agent and the Underwriters, by their respective directors, officers and employees and Counsel to the Corporation, the Special Warrant Agent and the Underwriters, may attend any Meeting, but shall have no vote as such unless they are acting in their capacity as a Special Warrantholder or a proxy for a Special Warrantholder.

Article 6
SUPPLEMENTAL INDENTURES, MERGER, SUCCESSORS

6.1	Provision for Supplemental Indentures for Certain Purposes

From time to time the Corporation shall, when authorized by the directors of the Corporation, and the Special Warrant Agent may, subject to the provisions of this Special Warrant Indenture, execute and deliver by their proper officers, deeds, indentures or instruments supplemental hereto, which thereafter form part hereof for any one or more or all of the following purposes:

(a)	adding to the provisions hereof such additional covenants, enforcement provisions, and release provisions (if any) as in the opinion of Counsel acceptable to the Corporation and the Special Warrant Agent are necessary or advisable, provided the same are not, in the opinion of the Special Warrant Agent, relying on the opinion of Counsel, prejudicial to the interests of the Special Warrantholders;

(b)	adding to the covenants of the Corporation in this Special Warrant Indenture for the protection of the Special Warrantholders;

(c)	evidencing any succession (or successive successions) of other companies to the Corporation and the covenants of, and obligations assumed by, such successor (or successors) in accordance with the provisions of this Special Warrant Indenture;

(d)	making such provisions not inconsistent with this Special Warrant Indenture as may be deemed necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Special Warrant Agent, relying on the opinion of Counsel, prejudicial to the interests of the Special Warrantholders;

(e)	giving effect to an Extraordinary Resolution;

(f)	rectifying any ambiguity, defective provision, clerical omission or mistake or manifest or other error contained herein or in any deed or indenture supplemental or ancillary hereto provided that, in the opinion of the Special Warrant Agent, relying on the opinion of Counsel, the rights of the Special Warrantholders are not prejudiced thereby and provided that the Special Warrant Agent may in its discretion decline to enter into any such supplemental indenture which in its opinion, relying on the opinion of Counsel, may not afford adequate protection to the Special Warrant Agent when the same will become operative;

(g)	adding to or altering the provisions hereof in respect of the transfer of Special Warrants, making provision for the exchange of Special Warrant Certificates of different denominations, and making any modification in the form of the Special Warrant Certificate which does not affect the substance thereof;

(h)	for any other purpose not inconsistent with the provisions of this Special Warrant Indenture, provided that, in the opinion the Special Warrant Agent, relying on the opinion of Counsel, the rights of the Special Warrant Agent, acting on the advice of Counsel, and the Special Warrantholders are in no way prejudiced thereby; or

(i)	providing for the issuance of additional Special Warrants hereunder and any consequential amendments hereto as may be required by the Special Warrant Agent, provided the same are not prejudicial to the interests of the Special Warrantholders, based on the opinion of Counsel.

6.2	Corporation May Consolidate, etc. on Certain Terms

Nothing in this Special Warrant Indenture prevents any consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate or bodies corporate, or a conveyance or transfer of all or substantially all the properties and assets of the Corporation as an entirety to any body corporate lawfully entitled to acquire and operate the same, provided, however, that the body corporate formed by such consolidation, amalgamation, arrangement or into which such merger has been made, or which has acquired by conveyance or transfer all or substantially all the properties and assets of the Corporation as an entirety in circumstances resulting in the Special Warrantholders being entitled to receive property from or securities of such body corporate, shall execute prior to or contemporaneously with such consolidation, amalgamation, arrangement, merger, conveyance or transfer, an indenture supplemental hereto wherein the due and punctual performance and observance of all the covenants and conditions of this Special Warrant Indenture to be performed or observed by the Corporation are assumed by the successor body corporate. The Special Warrant Agent is entitled to receive and is fully protected in relying upon an opinion of Counsel that any such consolidation, amalgamation, arrangement, merger, conveyance or transfer, and a supplemental indenture executed in connection therewith, complies with the provisions of this Section.

6.3	Successor Body Corporate Substituted

Where the Corporation, pursuant to Section 6.2 hereof, is consolidated, amalgamated, arranged or merged with or into any other body corporate or bodies corporate or conveys or transfers all of substantially all of the properties and assets of the Corporation as an entirety to another body corporate, the successor body corporate formed by such consolidation, amalgamation, arrangement or into which the Corporation has been merged or which has received a conveyance or transfer as aforesaid succeeds to and is substituted for the Corporation hereunder with the same effect as nearly as may be possible as if it had been named herein. Such changes may be made in the Special Warrants as may be appropriate in view of such consolidation, amalgamation, arrangement, merger, conveyance or transfer.

Article 7
CONCERNING THE SPECIAL WARRANT AGENT

7.1	Duties of Special Warrant Agent

By way of supplement to the provisions of any statute for the time being relating to trustees, and notwithstanding any other provision of this Special Warrant Indenture, in the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Special Warrant Indenture, the Special Warrant Agent shall act honestly and in good faith with a view to the best interests of the Special Warrantholders and shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. No provision of this Special Warrant Indenture shall be construed to relieve the Special Warrant Agent from, or require any other person to indemnify the Special Warrant Agent against, any liability for its own gross negligence, wilful misconduct or fraud.

7.2	Action by Special Warrant Agent

The Special Warrant Agent is not obligated to do any act or thing except where required to do so by this Special Warrant Indenture and, in the case of a default, only when it has actual notice thereof.

7.3	Certificate of the Corporation

If, in the administration of the trusts of this Special Warrant Indenture, the Special Warrant Agent deems it necessary or desirable that any matter be proved or established by the Corporation, prior to taking or suffering any action hereunder, the Special Warrant Agent may accept, act, and rely upon, and shall be protected in accepting, acting, and relying upon, a certificate of the Corporation as conclusive evidence of the truth of any fact relating to the Corporation or its assets therein stated and proof of the regularity of any proceedings or actions associated therewith, but the Special Warrant Agent may in its discretion require further evidence or information before acting or relying on any such certificate. In addition to the reports, certificates, opinions, and other evidence required by this Special Warrant Indenture, the Corporation shall furnish to the Special Warrant Agent such additional evidence of compliance with any provision hereof, and in such form as may be prescribed by Law, under Section 7.6, or as the Special Warrant Agent may reasonably require by written notice to the Corporation. Whenever Law requires that evidence referred to in this Section 7.3 be in the form of a statutory declaration, the Special Warrant Agent may accept such statutory declaration in lieu of a certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by any one or more of the Chairman of the Board, Chief Executive Officer, General Counsel, or Chief Financial Officer of the Corporation or by any other officer or director of the Corporation to whom such authority is delegated by the directors from time to time.

7.4	Special Warrant Agent May Employ Experts

The Special Warrant Agent may, at the Corporation’s expense, employ or retain such lawyers, accountants, engineers, appraisers or other experts, advisers or agents as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for such services rendered to it but it is not responsible for any misconduct, mistake or error of judgment on the part of any of them. The Corporation shall reimburse the Special Warrant Agent for all disbursements, costs and expenses made or incurred by the Special Warrant Agent in the discharge of its duties and in the management of the trusts hereunder. The Special Warrant Agent may rely upon and act upon, and shall be protected from relying and acting upon, the opinion or advice of, or information obtained from, any such lawyer, accountant, engineer, appraiser or other expert, adviser or agent in relation to any matter arising in the administration of the trusts hereof. The Special Warrant Agent shall not incur any liability for the acts or omissions of such lawyers, accountants, engineers, appraisers or other experts, advisers or agents employed by the Special Warrant Agent in good faith.

7.5	Resignation and Replacement of Special Warrant Agent

(a)	The Special Warrant Agent may resign its trust and be discharged from all further obligations hereunder by giving to the Corporation and the Special Warrantholders written notice at least 60 calendar days, or such shorter time period if acceptable to the Special Warrant Agent, the Corporation and the Special Warrantholders, before the effective date of the resignation. If the Special Warrant Agent resigns, or becomes incapable of acting hereunder, the Corporation shall forthwith appoint in writing a new trustee, unless a new Special Warrant Agent has already been appointed by the Special Warrantholders.

(b)	Failing such appointment by the Corporation or by the Special Warrantholders by Extraordinary Resolution, the retiring Special Warrant Agent, at the expense of the Corporation, or any Special Warrantholder may apply to a Judge of the Superior Court of Ontario on such notice as such Judge may direct, for the appointment of a new trustee. The Special Warrantholders may, by Extraordinary Resolution, remove the Special Warrant Agent (including a trustee appointed by the Corporation or by a Judge as aforesaid) and appoint a new trustee.

(c)	Any new Special Warrant Agent appointed under the provisions of this Section 7.5 shall be a corporation authorized to carry on the business of a trust company in the Province of Ontario and, if required by Law of any other province, in such other province.

(d)	On any new appointment, the new Special Warrant Agent is vested with the same powers, rights, duties and obligations as if it had been originally named as Special Warrant Agent without any further assurance, conveyance, act or deed; but there will be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as may, in the opinion of Counsel, be necessary or advisable for the purpose of assuring such powers, rights, duties, and responsibilities of the new Special Warrant Agent, provided that, any resignation or removal of the Special Warrant Agent and appointment of the successor Special Warrant Agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Corporation, the predecessor Special Warrant Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor Special Warrant Agent an appropriate instrument transferring to such successor Special Warrant Agent all rights and powers of the Special Warrant Agent hereunder.

(e)	On the appointment of a new Special Warrant Agent, the Corporation will promptly give notice thereof to the Special Warrantholders.

(f)	Any Special Warrant Certificates certified but not delivered by a predecessor Special Warrant Agent may be certified by the successor Special Warrant Agent in the name of the predecessor or successor Special Warrant Agent.

(g)	Any corporation into which the Special Warrant Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Special Warrant Agent shall be a party, or any corporation succeeding to substantially the corporate trust business of the Special Warrant Agent shall be the successor to the Special Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as successor Special Warrant Agent.

7.6	Indenture Legislation

The Corporation and the Special Warrant Agent agree that each shall at all times in relation to this Special Warrant Indenture and to any action to be taken hereunder, observe and comply with and be entitled to the benefits of all Law. If and to the extent that any provision of this Special Warrant Indenture limits, qualifies or conflicts with any mandatory requirement of Law, such mandatory requirement prevails.

7.7	Notice

The Special Warrant Agent shall not be bound to give any notice or do or take any act, action, or proceeding by virtue of the powers conferred on it hereby unless and until it shall have required so to do under the terms hereof; nor shall the Special Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Special Warrant Agent and in the absence of any such notice the Special Warrant Agent may for all purposes of this Special Warrant Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements, or conditions contained herein. Any such notice will in no way limit any discretion herein given the Special Warrant Agent to determine whether or not the Special Warrant Agent will take action with respect to any default. The Special Warrant Agent shall not be bound to give notice to any person of execution hereof.

7.8	Use of Proceeds

The Special Warrant Agent is in no way responsible for the use by the Corporation of the proceeds of the issue hereunder.

7.9	No Inquiries

In the exercise of any right or duty hereunder the Special Warrant Agent, if it is acting in good faith, may act and rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Special Warrant Agent pursuant to a provision hereof or of Law or pursuant to a request of the Special Warrant Agent, if such evidence complies with Law and the Special Warrant Agent examines such evidence and determines that it complies with the applicable requirements of this Special Warrant Indenture. The Special Warrant Agent may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Proof of execution of any document or instrument in writing by a holder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution, or in any other manner the Special Warrant Agent considers adequate. The Special Warrant Agent is not bound to make any inquiry or investigation as to the performance by the Corporation of the Corporation’s covenants hereunder.

7.10	Actions by Special Warrant Agent to Protect Interest

The Special Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Special Warrantholders.

7.11	Special Warrant Agent Not Required to Give Security

The Special Warrant Agent is not required to give any bonds or security with respect to the execution or administration of the trusts and powers of this Special Warrant Indenture.

7.12	No Conflict of Interest

The Special Warrant Agent represents to the Corporation that, to the best of its knowledge, at the time of the execution and delivery by it of this Special Warrant Indenture, there exists no material conflict of interest in the role of the Special Warrant Agent as a fiduciary hereunder but if, notwithstanding the provisions of this Section 7.12, such a material conflict of interest exists, the validity and enforceability of this Special Warrant Indenture and the instruments issued hereunder is not affected in any manner whatsoever by reason only that such material conflict of interest exists or arises. The Special Warrant Agent shall, within 30 calendar days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 7.5.

7.13	Special Warrant Agent Not Ordinarily Bound

No provision of this Special Warrant Indenture shall require the Special Warrant Agent (and its officers, directors, employees and agents) to expend or risk its (or their) own funds or otherwise incur financial liability in the performance of any of its (or their) duties or in the exercise of any of its (or their) rights or powers unless it is (or they are) so indemnified and funded. The obligation of the Special Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Special Warrantholders hereunder, is conditional upon Special Warrantholders furnishing, when required in writing so to do by the Special Warrant Agent, an indemnity reasonably satisfactory to the Special Warrant Agent and funds sufficient for commencing or continuing the act, action or proceeding and an indemnity reasonably satisfactory to the Special Warrant Agent to protect and hold harmless the Special Warrant Agent against any costs, charges, expenses, loss, damage or liability by reason thereof. The Special Warrant Agent may, before commencing or at any time during the continuance of any such act, action, or proceeding, require the Special Warrantholders at whose instance it is acting to deposit with the Special Warrant Agent the Special Warrants held by them, for which Special Warrants the Special Warrant Agent shall issue receipts.

7.14	Special Warrant Agent May Deal in Instruments

The Special Warrant Agent may in its personal or other capacity, buy, sell, lend upon and deal in and hold securities of the Corporation and in the Special Warrants and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

7.15	Recitals or Statements of Fact Made by Corporation

Except for the representations contained in Sections 7.12 and 7.19 subject to the provisions hereof, the Special Warrant Agent is not liable for or by reason of any of the statements of fact or recitals contained in this Special Warrant Indenture or in the Special Warrant Certificates and is not required to verify the same, but all such statements and recitals are and are deemed to have been made by the Corporation only.

7.16	Special Warrant Agent’s Discretion Absolute

The Special Warrant Agent, except as herein otherwise provided, has, as regards all the trusts, powers, authorities and discretions vested in it, absolute discretion as to the exercise thereof, whether in relation to the manner or as to the mode and time for the exercise thereof.

7.17	No Representations as to Validity

The Special Warrant Agent is not:

(a)	under any responsibility in respect of the validity of this Special Warrant Indenture or the execution and delivery thereof or (subject to Section 2.4(a) and Section 2.8 hereof) in respect of the validity or the execution of any Special Warrant Certificate;

(b)	under any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Special Warrant Indenture or any instrument ancillary or supplemental hereto;

(c)	responsible for any breach by the Corporation of any covenant or condition contained in this Special Warrant Indenture or in any Special Warrant Certificate and will not incur any liability or responsibility whatever or be in any way responsible for the consequences of any breach by the Corporation of any obligation herein contained or of any act of any director, officer, employee, or agent of the Corporation; or

(d)	by any act hereunder, deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued as provided in this Special Warrant Indenture or in any Special Warrant Certificate or as to whether any shares will when issued be duly authorized or be validly issued and fully paid and non-assessable. The duty and responsibility as to all the matters and things referred to in this Section 7.17 rests upon the Corporation and not upon the Special Warrant Agent and the failure of the Corporation to discharge any such duty and responsibility does not in any way render the Special Warrant Agent liable or place upon it any duty or responsibility for breach of which it would be liable.

7.18	Acceptance of Trusts

The Special Warrant Agent hereby accepts the trusts of this Special Warrant Indenture and agrees to perform the same upon the terms and conditions herein set forth or referred to unless and until discharged therefrom by resignation or in some other lawful way.

7.19	Special Warrant Agent’s Authority to Carry on Business

The Special Warrant Agent represents to the Corporation that at the date hereof it is authorized to carry on the business of a trust company in the Province of Ontario. If, notwithstanding the provisions of this Section 7.19, it ceases to be authorized to carry on such business in Ontario, the validity and enforceability of this Special Warrant Indenture and of the Special Warrants issued hereunder are not affected in any manner whatsoever by reason only of such event, provided that the Special Warrant Agent shall, within 30 calendar days after ceasing to be authorized to carry on such business in Ontario, either become so authorized or resign in the manner and with the effect specified in Section 7.5.

7.20	Indemnification of Special Warrant Agent

Without limiting any protection or indemnity of the Special Warrant Agent under any other provision hereof, or otherwise at law, the Corporation hereby agrees to indemnify and hold harmless the Special Warrant Agent and its affiliates, their successors, assigns, and each of their directors, officers, employees and agents (the “Indemnified Parties”) and save them harmless from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, charges, payments, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Indemnified Parties in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, charges, payments, expenses and other disbursements arising by reason of the gross negligence, wilful misconduct or fraud of the Special Warrant Agent. This provision shall survive the resignation or removal of the Special Warrant Agent, or the termination of this Special Warrant Indenture. In the absence of gross negligence, wilful misconduct, or fraud on its part, the Special Warrant Agent will not be liable for any action taken, suffered, or omitted by it or for any error of judgment made by it in performance of its duties under this Special Warrant Indenture. Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Special Warrant Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages. The Special Warrant Agent shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its Counsel, may involve it in expense or liability, unless the Corporation shall, so often as required, furnish the Special Warrant Agent with satisfactory indemnity and funding against such expense or liability.

7.21	Performance of Covenants by Special Warrant Agent

If the Corporation fails to perform any of its covenants contained in this Special Warrant Indenture, then the Corporation will notify the Special Warrant Agent in writing of such failure and, upon receipt by the Special Warrant Agent of such notice, the Special Warrant Agent will notify the Special Warrantholders of such failure on the part of the Corporation and may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Special Warrantholders of such performance by it. All sums expended or disbursed by the Special Warrant Agent in so doing shall be reimbursed as provided in Section 3.12. No such performance, expenditure or disbursement by the Special Warrant Agent shall be deemed to relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

7.22	Third Party Interests

Each party to this Special Warrant Indenture hereby represents to the Special Warrant Agent that any account to be opened by, or interest to held by the Special Warrant Agent in connection with this Special Warrant Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Special Warrant Agent’s prescribed form as to the particulars of such third party.

7.23	Not Bound to Act

The Special Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Special Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist legislation, or economic sanctions legislation, regulation or guideline. Further, should the Special Warrant Agent, in its sole judgment, determine at any time that its acting under this Special Warrant Indenture has resulted in its being in non- compliance with any applicable anti-money laundering, anti-terrorist legislation, or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 calendar days’ written notice to the Corporation, provided (i) that the Special Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Special Warrant Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.

7.24	Not Appointed Receiver

The Special Warrant Agent and any person related to the Special Warrant Agent will not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

Article 8
NOTICES

8.1	Notice to Corporation, Special Warrant Agent and Underwriters

Any notice to the Corporation, Special Warrant Agent or Underwriters under the provisions of this Special Warrant Indenture is valid and effective if in writing delivered, sent by registered letter, postage prepaid or sent by facsimile:

(a)	to the Corporation at:

1478 Queen Street
Halifax, Nova Scotia B3J 2H7

Email: mark.gosine@dhxmedia.com
Facsimile: (902) 422 0752
Attention: Mark Gosine, Executive Vice President, Legal Affairs, General Counsel & Corporate Secretary

with a copy to:

Stikeman Elliott LLP
199 Bay Street
5300 Commerce Court West

Toronto, ON M5L 1B9

Email: dnordick@stikeman.com
Facsimile: (416) 947 0866

Attention: D’Arcy Nordick

(b)	to the Special Warrant Agent at:

Computershare Trust Company of Canada

1500 Robert-Bourassa Boulevard, 7th Floor
Montreal, QC H3A 3S8

Facsimile: (514) 982 7677
Attention: General Manager, Corporate Trust

(c)	to the Underwriters at (which shall not constitute notice):

Canaccord Genuity Corp.
161 Bay Street, Suite 3000
Toronto, Ontario M5J 2S1

Email: sbusbridge@canaccordgenuity.com
Facsimile: (416) 869-3876

Attention: Stewart Busbridge

RBC Dominion Securities Inc.
200 Bay Street, 4th Floor
Royal Bank Plaza, South Tower
Toronto, Ontario M5J 2W7

Email: james.mckenna@rbccm.com
Facsimile: (416) 842-7555

Attention: James McKenna

with a copy to:

McCarthy Tétrault LP
66 Wellington Street West
TD Bank Tower, Suite 5300
Toronto, Ontario M5K 1E6

Email: rhansen@mccarthy.ca
Facsimile: (416) 868-0673

Attention: Robert O. Hansen

Any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered and, if mailed, be deemed to have been received on the third Business Day following the date of the postmark on such notice and, if sent by facsimile, be deemed to have been given and received on the day it was so sent unless it was sent:

(d)	on a day which is not a business day in the place to which it was sent; or

(e)	after 4:30 p.m. in the place to which it was sent,

in which cases it will be deemed to have been given and received on the next day which is a business day in the place to which it was sent.

The Corporation or the Special Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in this Section 8.1 of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Special Warrant Agent, as the case may be, for all purposes of this Special Warrant Indenture.

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Special Warrant Agent or to the Corporation hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed or, if it is delivered to such party at the appropriate address provided in this Section 8.1, by facsimile or electronic transmission or other means of prepaid, transmitted and recorded communication.

8.2	Notice to Special Warrantholders

Any notice to the Special Warrantholders under the provisions of this Special Warrant Indenture is valid and effective if delivered, sent by regular mail or sent by courier, to each Special Warrantholder at its address appearing on the register of Special Warrants kept by the Special Warrant Agent or, in the case of joint holders, to the first such address, and, if delivered or couriered, shall be deemed to have been given and received on the day it was delivered and, if mailed, be deemed to have been received on the third Business Day following the date of the postmark on such notice. Accidental error or omission in giving notice or accidental failure to mail notice to any holder will not invalidate any action or proceeding founded thereon. All notices may be given to whichever one of the Special Warrantholders (if more than one) is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all Special Warrantholders of and any other persons (if any) interested in such Special Warrants.

If, by reason of any interruption of mail service, actual or threatened, any notice to be given to the Special Warrantholders by the Special Warrant Agent or the Corporation would be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if published once (i) in the national edition of The Globe & Mail newspaper; and (ii) in such other place or places and manner, if any, as the Special Warrant Agent may require. Any notice given to Special Warrantholders by publication shall be deemed to have been given on the last day on which publication shall have been effected.

A copy of any notice provided to the Special Warrantholders shall be concurrently provided to the Underwriters in the manner specified in Section 8.1.

Article 9
POWER OF BOARD OF DIRECTORS

9.1	Board of Directors

In this Special Warrant Indenture, where the Corporation is required or empowered to exercise any acts, all such acts may be exercised by the directors of the Corporation, by any duly appointed committee of the directors of the Corporation or by those officers of the Corporation authorized to exercise such acts.

Article 10
MISCELLANEOUS PROVISIONS

10.1	Further Assurances

The parties covenant and agree from time to time, as may be reasonably required by any party hereto, to execute and deliver such further and other documents and do all matters and things which are convenient or necessary to carry out the intention of this Special Warrant Indenture more effectively and completely.

10.2	Unenforceable Terms

If any term, covenant or condition of this Special Warrant Indenture or the application thereof to any party or circumstance is invalid or unenforceable to any extent, the remainder of this Special Warrant Indenture or application of such term, covenant or condition to a party or circumstance other than those to which it is held invalid or unenforceable is not affected thereby and each remaining term, covenant or condition of this Special Warrant Indenture is valid and enforceable to the fullest extent permitted by law.

10.3	No Waiver

No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other party of its obligations hereunder is deemed or construed to be a consent or waiver to or of any other breach or default in the performance of obligations hereunder by such party. Failure on the part of either party to complain of any act or failure to act by the other party or to declare the other party in default, irrespective of how long such failure continues, does not constitute a waiver by such party of its rights hereunder.

10.4	Waiver of Default

Notwithstanding Section 10.3 above, upon the happening of any default hereunder:

(a)	the holders of not less than 50% of the Special Warrants plus one Special Warrant then outstanding shall have power (in addition to the powers exercisable by Extraordinary Resolution created under Article 5) by requisition in writing to instruct the Special Warrant Agent to waive any default hereunder and the Special Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b)	the Special Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Special Warrant Agent may deem advisable, if, in the Special Warrant Agent’s opinion, relying on the opinion of Counsel, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Special Warrant Agent or of the Special Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Special Warrant Agent or of the Special Warrantholders shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

10.5	Immunity of Shareholders

Subject to the contractual right of action given by the Corporation to the Special Warrantholders in the subscription agreements between the Corporation and the purchasers of the Subscription Receipts, given in Section 3.15 herein and to be contained in the Prospectus or Prospectus Supplement, as applicable, and subject to any other rights or remedies available to the Special Warrantholders under applicable securities legislation or otherwise, the Special Warrant Agent and, by the acceptance of the Special Warrant Certificate or other evidence of ownership in the case of Uncertificated Special Warrants and as part of the consideration for the issue of the Special Warrants, the Special Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, director, officer, employee or agent of the Corporation or of any successor corporation on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Special Warrant Certificates.

10.6	Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Corporation or of any successor corporation or any of the past, present or future officers, employees or agents of the Corporation or of any successor corporation, but only the property of the Corporation or of any successor corporation shall be bound in respect hereof.

10.7	Suits by Special Warrantholders

(a)	No Special Warrantholder has any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceedings or for any other remedy hereunder unless the Special Warrantholders by Extraordinary Resolution have made a request to the Special Warrant Agent and the Special Warrant Agent has been afforded reasonable opportunity to proceed or complete any action or suit for any such purpose whether or not in its own name and the Special Warrantholders or any of them have furnished to the Special Warrant Agent, when so requested by the Special Warrant Agent, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby and the Special Warrant Agent has failed to act within a reasonable time or the Special Warrant Agent has failed to actively pursue any such act or proceeding.

(b)	Subject to the provisions of this Section and otherwise in this Special Warrant Indenture, all or any of the rights conferred upon a Special Warrantholder by the terms of a Special Warrant may be enforced by such Special Warrantholder by appropriate legal proceedings without prejudice to the right which is hereby conferred upon the Special Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Special Warrantholders from time to time.

10.8	Force Majeure

Except for the payment obligations of the Corporation contained herein, neither party shall be liable to the other, or held in breach of this Special Warrant Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Special Warrant Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

10.9	U.S. Securities and Exchange Commission Certification

The Corporation confirms that it has a class of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”);, and has provided the Special Warrant Agent with an Officers’ Certificate (in a form provided by the Special Warrant Agent) certifying such reporting obligation and other information as requested by the Special Warrant Agent. The Corporation covenants that in the event that any such registration or reporting obligation shall be terminated by the Corporation in accordance with the Exchange Act, the Corporation shall promptly notify the Special Warrant Agent of such termination and such other information as the Special Warrant Agent may require at the time. The Corporation acknowledges that Computershare is relying upon the foregoing representation and covenants in order to meet certain United States Securities and Exchange Commission (“SEC”) obligations with respect to those clients who are filing reports with the SEC.

10.10	Privacy Matters

The parties acknowledge that the Subscription Receipt Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Agreement and other services that may be requested from time to time;

(b)	to help the Subscription Receipt Agent manage its servicing relationships with such individuals;

(c)	to meet the Subscription Receipt Agent’s legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Subscription Receipt Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Subscription Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Subscription Receipt Agent shall make available on its website, www.computershare.com, or upon request, including revisions thereto. The Subscription Receipt Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

Further, each party agrees that it shall not provide or cause to be provided to the Subscription Receipt Agent any personal information relating to an individual who is not a party to this Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

10.11	Enurement

This Special Warrant Indenture enures to the benefit of and is binding upon the parties hereto and their respective successors and assigns and may not be assigned by either party hereto without the consent in writing of the other party, such consent not to be unreasonably withheld.

10.12	Counterparts and Formal Date

This Special Warrant Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the Closing Date.

10.13	Satisfaction and Discharge of Special Warrant Indenture

Upon the earlier of:

(a)	the date by which there shall have been delivered to the Special Warrant Agent for exercise, cancellation or destruction all Special Warrants certified hereunder; or

(b)	the Deemed Exercise Date;

and if all certificates required to be issued in compliance with the provisions hereof have been issued and delivered hereunder, this Special Warrant Indenture (except for any indemnities given to the Special Warrant Agent) shall cease to be of further effect and the Special Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Special Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Special Warrant Indenture have been complied with, and upon payment to the Special Warrant Agent of the fees and other remuneration payable to the Special Warrant Agent, the Special Warrant Agent shall execute proper instruments acknowledging satisfaction of and discharging this Special Warrant Indenture. Notwithstanding the foregoing, the indemnities provided to the Special Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Special Warrant Indenture.

10.14	Provisions of Special Warrant Indenture and Special Warrants for the Sole Benefit of Parties and Special Warrantholders

Nothing in this Special Warrant Indenture or the Special Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Special Warrants any legal or equitable right, remedy or claim under this Special Warrant Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Special Warrantholders.

10.15	Further Assurances

Each of the parties hereto, including the Corporation, subject to Law, shall do or cause to be done all such acts and things and execute such further documents, agreements and assurances as may reasonably be necessary or advisable from time to time to carry out the provisions of this Special Warrant Indenture in accordance with their true intent.

10.16	Formal Date and Effective Date

For the purpose of convenience, this Special Warrant Indenture is referred to as bearing the formal date of May 31, 2017; however, notwithstanding such formal date, this Special Warrant Indenture becomes effective as between the Corporation and any particular Special Warrantholder upon the date of issuance of a Special Warrant Certificate to such Special Warrantholder.

[Remainder of page intentionally left blank. Signature page follows.]

DHX MEDIA LTD.

Per:	/s/ Dana Landry
Authorized Signatory Name: Dana Landry Title: Chief Executive Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	/s/ Nicolas Richard
Authorized Signatory Name: Nicolas Richard Title: Gestionnaire fiduciaire Corporate Trust Officer

Per:	/s/ Adam Baxter
Authorized Signatory Name: Adam Baxter Title: Gestionnaire fiduciaire Corporate Trust Officer

(Signature Page – Special Warrant Indenture)

Schedule "A"

FORM OF SPECIAL WARRANT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE OCTOBER 1, 2017.

[IF APPLICABLE] WITHOUT PRIOR WRITTEN APPROVAL OF THE TORONTO STOCK EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TORONTO STOCK EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL OCTOBER 1, 2017.

[Note: Each CDS Global Warrant originally issued in Canada and held by the Depository, and each CDS Global Warrant issued in exchange therefor or in substitution thereof shall bear or be deemed to bear the following legend or such variations thereof as the Corporation may prescribe from time to time:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO DHX MEDIA LTD. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS, OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS, HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.]

A-1

SPECIAL WARRANT CERTIFICATE

DHX MEDIA LTD.
(a corporation existing under the laws of Canada)

No. CUSIP NO:	«Number» SPECIAL WARRANTS entitling the holder to acquire $1,000 principal amount of Convertible Debentures for each Special Warrant

THIS IS TO CERTIFY that, for value received, «Name» (the “Special Warrantholder”) is the registered holder of the number of special warrants (the “Special Warrants”) stated above and is entitled to acquire in the manner and at the time, and subject to the restrictions contained in the Special Warrant Indenture (as defined below) the number of 5.875% senior unsecured convertible debentures (the “Convertible Debentures”) of DHX Media Ltd. (the “Corporation”) as is equal to the number of Special Warrants represented hereby, all without payment of any consideration.

The Special Warrants represented by this certificate are issued under and pursuant to a certain indenture (the “Special Warrant Indenture”) made as of May 31, 2017 between the Corporation and Computershare Trust Company of Canada (the “Special Warrant Agent”) (which expression includes any successor trustee appointed under the Special Warrant Indenture), to which Special Warrant Indenture and any instruments supplemental thereto reference is hereby made for a full description of the rights of the holders of the Special Warrants and the terms and conditions upon which such Special Warrants are, or are to be, issued and held, all to the same effect as if the provisions of the Special Warrant Indenture and all instruments supplemental thereto were herein set forth, to all of which provisions the holder of these Special Warrants by acceptance hereof assents. All terms defined in the Special Warrant Indenture are used herein as so defined. In the event of any conflict or inconsistency between the provisions of the Special Warrant Indenture and the provisions of this Special Warrant Certificate, except those that are necessary by context, the provisions of the Special Warrant Indenture shall prevail. The Corporation will furnish to the holder of this Special Warrant Certificate, upon request and without charge, a copy of the Special Warrant Indenture.

The Special Warrants represented by this Special Warrant Certificate will be deemed to be automatically exercised at 5:00 p.m. (Toronto time) on the earlier of:

(a)	the third Business Day after the Qualification Date, if the Qualification Date is on or after the date of the Acquisition Closing;

(b)	the Release Date, if the Qualification Date is prior to the date of the Acquisition Closing; and

(c)	October 1, 2017, being the date that is four months and one day following the Closing Date;

(the “Deemed Exercise Time”).

A-2

Special Warrants will be deemed to have been exercised, delivered and surrendered by the holder thereof immediately prior to the Deemed Exercise Time without any further action on the part of the holder.

The Convertible Debentures in respect of which the Special Warrants are exercised will be deemed to have been issued on the date of such exercise, at which time each Special Warrantholder will be deemed to have become the holder of record of such Convertible Debentures.

After the deemed exercise of Special Warrants, the Special Warrant Agent shall within three Business Days of such deemed exercise cause to be mailed or delivered to each Special Warrantholder at its address specified in the register for the Special Warrants maintained by the Special Warrant Agent or to such address as the Corporation or Special Warrantholder may specify in writing to the Special Warrant Agent prior to the deemed exercise of such Special Warrants, certificates for the appropriate number of Convertible Debentures issuable in respect of such Special Warrants, not exceeding those which such Special Warrantholder is entitled to acquire pursuant to the Special Warrants so exercised.

The holder of this Special Warrant Certificate may at any time up to the Deemed Exercise Time, upon written instruction delivered to the Special Warrant Agent and payment of the charges provided for in the Special Warrant Indenture and otherwise in accordance with the provisions of the Special Warrant Indenture, exchange this Special Warrant Certificate for other Special Warrant Certificates evidencing Special Warrants entitling the holder to acquire in the aggregate the same number of Convertible Debentures as may be acquired under this Special Warrant Certificate.

The holding of the Special Warrants evidenced by this Special Warrant Certificate does not constitute the Special Warrantholder a shareholder of the Corporation or entitle such holder to any right or interest in respect thereof except as expressly provided herein and in the Special Warrant Indenture.

The Special Warrants may only be transferred by the Special Warrantholder (or its legal representatives or its attorney duly appointed), on the register kept at the office of the Special Warrant Agent, in accordance with applicable laws and upon compliance with the conditions set out in the Special Warrant Indenture, by delivering to the Special Warrant Agent’s Toronto office a duly executed Form of Transfer attached as Appendix “1” hereto and complying with such other reasonable requirements as the Corporation and the Special Warrant Agent may prescribe and such transfer shall be duly noted on the register by the Special Warrant Agent.

This Special Warrant Certificate shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

After the deemed exercise of any of the Special Warrants represented by this Special Warrant Certificate, the Special Warrantholder shall no longer have any rights under either the Special Warrant Indenture or this Special Warrant Certificate with respect to such Special Warrants, other than the right to receive certificates representing the Convertible Debentures issuable on the exercise of those Special Warrants, and those Special Warrants shall be void and of no further value or effect.

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The Special Warrant Indenture contains provisions making binding upon all Special Warrantholders resolutions passed at meetings of such holders in accordance with such provisions or by instruments in writing signed by the Special Warrantholders holding a specified percentage of the Special Warrants.

Time shall be of the essence hereof.

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IN WITNESS WHEREOF the Corporation has caused this Special Warrant Certificate to be executed and the Special Warrant Agent has caused this Special Warrant Certificate to be countersigned by its duly authorized officers as of this _____ day of ________________, 2017.

DHX MEDIA LTD.

Per:
Authorized Signatory

COUNTERSIGNED BY:

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Authorized Signatory

Per:
Authorized Signatory

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APPENDIX “1”
SPECIAL WARRANT CERTIFICATE - FORM OF TRANSFER

TO:	DHX MEDIA LTD. (the “Corporation”)

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto (name) _________________ (the “Transferee”), of ___________________________________ (residential address) _____________ Special Warrants of the Corporation registered in the name of the undersigned on the records of Computershare Trust Company of Canada represented by the attached certificate, and irrevocably appoints ● as the attorney of the undersigned to transfer the said securities on the books or register of transfer, with full power of substitution.

Signature Guaranteed	(Signature of Special Warrantholder, to be the same as appears on the face of this Special Warrant Certificate)

Name of Special Warrantholder:
Address (Please print):

REASON FOR TRANSFER – For US Residents only (where the individual(s) or corporation receiving the securities is a US resident). Please select only one (see instructions below).

☐ Gift	☐ Estate	☐ Private Sale	☐ Other (or no change in ownership)

Date of Event (Date of gift, death or sale):                Value per Special Warrant on the date of event:

☐ CAD	OR	☐ USD

Note to Special Warrantholders:

(1)	In order to transfer the Special Warrants represented by this Special Warrant Certificate, this transfer form must be delivered to the Special Warrant Agent, together with this Special Warrant Certificate.

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(2)	The signature(s) must be guaranteed by a Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

(3)	The Common Shares issued on exercise prior to the Deemed Exercise Time will be subject to restrictions on resale under applicable securities legislation and will be endorsed with legends that effect.

(4)	The transfer of Special Warrants bearing the legend stated in section 5.9 (c) of the Special Warrant Indenture may be made only as provided above.

REASON FOR TRANSFER – FOR US RESIDENTS ONLY

Consistent with US IRS regulations, Computershare is required to request cost basis information from US security holders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

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Schedule “B”

NOTICE

Reference is made to the Special Warrant Indenture (the “Special Warrant Indenture”) dated May 31, 2017 between DHX Media Ltd. (the “Corporation”) and Computershare Trust Company of Canada, as Special Warrant Agent. All capitalized terms not used but not defined herein shall have the meaning ascribed thereto in the Special Warrant Indenture. The Corporation, a corporation existing under the federal laws of Canada, hereby gives notice to the registered holder of the Convertible Debentures issued upon deemed exercise of Special Warrants in accordance with the terms of the Special Warrant Indenture of the following:

(a)	the Convertible Debentures so issued upon the deemed exercise of the Special Warrants have been issued to (i) in respect of Special Warrants that are not CDS Global Warrants, the person or persons in whose name or names the Convertible Debentures so subscribed for are to be issued as specified in the Subscription Agreement, or (ii) in respect of CDS Global Warrants, the Depository;

(b)	the number of Convertible Debentures issued is equal to the number of Convertible Debentures issuable, in accordance with the terms of the Special Warrant Indenture, per Special Warrant deemed exercised; and

(c)	the Corporation will furnish to the registered holder of such Convertible Debenture, on demand and without charge, a full copy of the text of:

(1)	the rights, privileges, restrictions and conditions attached to the Convertible Debentures; and

(2)	the authority of the directors to fix the rights, privileges, restrictions and conditions of subsequent series, if applicable.

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